Exhibit 99.1

The World that Information Built

The Thomson Corporation Annual Report 2004

The world that information built

has no borders.

The business that information built

has no limits.

Letter to Shareholders
Financial Highlights
Thomson and the World of Information
Management’s Discussion and Analysis
Financial Statements and Notes
Board of Directors
Senior Management
Corporate Information

Thomson builds the information
that helps the people
who administer the law,
who search for cures and develop better medicine,
who streamline the mechanisms of the market,
and who create new ways of educating the people
who become the citizens of the world
that information built.

To Our Shareholders:

Over the past decade, The Thomson Corporation has become a global leader in the evolving information services industry. We have stepped beyond our success as a print publisher and content provider to become a pioneer in information solutions that integrate digital content with software tools and applications. We are focused on four markets – legal & regulatory, learning, financial and scientific & healthcare – that are essential to the growing knowledge economy. And we are building the scale and scope to compete successfully in each of these markets.

Each year our information solutions gain more traction in the global markets we serve, and those markets are themselves evolving in ways that play to our strengths as a corporation. Our strategy is translating into solid financial results, as evidenced by our 2004 performance.

2004 results

Revenues, operating profit and earnings per share all rose substantially in 2004. Revenues increased 9% to $8.1 billion. Operating profit increased 14% to $1.3 billion, and adjusted earnings per share rose 16% to $1.23, driven by our revenue growth and improved efficiencies. We surpassed $1.1 billion in free cash flow, a 14% increase over 2003. Our strong free cash flow enables us to fund growth initiatives, maintain a strong balance sheet and return value to shareholders through dividends.

Customers continue to migrate to digital solutions, and we experienced double-digit growth from electronic products, software and services. This accounted for two-thirds of our 2004 revenues. Moreover, nearly two-thirds of our revenues came from subscription-based products and services, many of which have renewal rates exceeding 90%.

In addition, we continue to become more efficient by taking advantage of our scale and by sharing technology platforms across our businesses, thus expanding margins. As we shift from print to digital solutions, a higher percentage of our cost base becomes fixed, which offers the potential for greater operating leverage.

Business highlights

2004 highlights included increased sales of innovative offerings such as Thomson ONE, which delivers tailored information solutions for different types of financial professionals, and Westlaw Litigator, which integrates content and tools to meet the distinct needs of litigation attorneys. Another major highlight was the development of new solutions that position us for further growth ahead. After an intensive development effort, we launched Thomson Pharma at the end of 2004. This is the first integrated information solution for the pharmaceutical industry. Customer migration to this solution has begun with excellent initial market reaction.

In 2004 we invested about $1.5 billion in acquisitions that help us build out our information solutions and expand into adjacent markets. For example, the acquisition of Information Holdings Inc. enhances the capabilities and comprehensiveness of Thomson Pharma in important areas such as patent information and regulatory filings.

By acquiring KnowledgeNet, we gained state-of-the-art web-based classroom technology that enables teachers to instruct students remotely. This will help drive sales in both corporate e-learning and higher education. We also acquired TradeWeb, the leading electronic trading platform in the fixed income market. It is a growing business in its own right, but it also enables us to introduce other Thomson Financial offerings to this large and expanding market. In 2005, we will focus on fully integrating these acquisitions, and on leveraging the added skills and scale we have gained to drive growth.

Despite the high level of acquisition spending in 2004, we began and ended the year with a strong balance sheet.

New market opportunities

When we broaden our vision to include information services, not just content, we see myriad opportunities to serve our existing customers in new ways and to expand into adjacent markets. We estimate that the total size of the markets we are able to serve has almost doubled as a result of expanding the current and potential role we play for our customers.

Our markets are experiencing fundamental change, which is driving new demand for information solutions. For example, the Sarbanes-Oxley Act and other regulations are changing the environment in which public corporations do business, which creates additional demands for our legal and regulatory solutions. Changing demographics and spiraling costs are reshaping the healthcare industry; Thomson tailors solutions that help tackle these problems. By creating products that combine print and software tools for students, we help students and educators chart their inevitable journey from dependence on the textbook to adoption of digital learning solutions. These are just a few examples of how our markets are evolving and relying on the kinds of solutions Thomson can offer.

Core values and long-term value

As the knowledge economy expands, Thomson has transformed itself to meet customers’ evolving needs. However, our core values have not changed. The board of directors and management of Thomson are firmly committed to creating long-term value for the company’s shareholders. We manage the company to deliver consistent growth and dependable returns in a changing world.

Thomson takes great pride in its employees. Their expertise, energy and dedication remain the cornerstone of our company’s success. They show the same energy and skill in community service. Thomson fosters a culture of volunteerism that manifests itself in hundreds of worthy projects around the world.

Jack Fraser, who has been on our board of directors since 1989, is retiring at our annual meeting of shareholders in May. We all are indebted to Jack for his role on our board during a period of remarkable transformation.

We look forward to the future with confidence in our people and in our strategy. On behalf of the board and management, we would like to express our continuing appreciation to all our stakeholders: the investors, customers and employees who create such an exciting role for Thomson in the world that information built.

Sincerely,

/s/ David K.R. Thomson	/s/ Richard J. Harrington
David K.R. Thomson	Richard J. Harrington
Chairman of the Board	President & Chief Executive Officer

Financial Highlights†

The Thomson Corporation

	04	03	change
Revenues	8,098	7,436	+	9%
Operating profit	1,341	1,174	+	14%
Earnings attributable to common shares	1,008	877	+	15%
Earnings per common share (EPS)	$1.54	$1.34	+	15%
Adjusted earnings from continuing operations(1)	805	694	+	16%
Adjusted EPS from continuing operations(1)	$1.23	$1.06	+	16%
Shareholders’ equity	9,962	9,193
Net cash provided by operating activities	1,808	1,654	+	9%
Free cash flow(2)	1,123	983	+	14%

Revenue by Market Group

A balanced portfolio serving large and growing markets provides a diversified revenue stream

Revenue by Media

Continuing evolution from print to electronic products, software and services – which now account for two-thirds of revenues

Revenue by Geography

Building from a strong position in North America, while continuing to expand current offerings and seek new opportunities in international markets

Growth Metrics

Revenues

Revenues grew 9%, driven by strategic acquisitions and organic growth, which included strong sales of electronic products, software and services

Operating Profit

Operating profit grew 14% as a result of solid revenue growth and improved efficiencies company-wide

Operating Profit Margin

Operating profit margin increased by 80 basis points, the fifth consecutive year of margin expansion

Free Cash Flow(2)

Free cash flow, a key measure of financial strength, grew 14%, to over $1.1 billion

Adjusted EPS from Continuing Operations(1)

Strong operating performance drove adjusted earnings up 16% to $1.23 per share

Dividends Per Common Share

Steadily increasing cash dividends have enhanced total returns to shareholders

†      Millions of U.S. dollars except per common share amounts. Adjusted earnings from continuing operations, adjusted EPS from continuing operations and free cash flow are non-GAAP financial measures, which are reconciled to the most directly comparable GAAP financial measures within the MD&A.

(1)   Excludes one-time items. For a full reconciliation to reported earnings, see the six-year summary on page 114.

(2)   Net cash provided by operating activities less net additions to property and equipment, other investing activities and dividends paid on preference shares.

(3)   Excludes a special dividend of $0.428 related to the sale of our 20% interest in Bell Globemedia Inc. (see Note 22 to consolidated financial statements on page 105).

Long-Term Financial Targets

Grow revenues 7 to 9% annually

2004 Results: Total revenues grew 9% to $8.1 billion

•                  All market groups grew organically

•                  Strategic acquisitions provided new revenue streams and expanded capabilities in market groups

•                  Electronic products, software and services grew to 66% of revenues, compared to 51% five years ago

•                  Recurring revenues were 65% of total

Expand profit margins

2004 Results: Operating profit margins expanded 80 basis points to 16.6%

•                  Fifth consecutive year of margin expansion

•                  Continued to increase efficiency by leveraging technology and other assets across the company and taking advantage of size and scale

•                  Successfully integrated recently acquired companies

Generate strong free cash flow

2004 Results: Free cash flow exceeded $1 billion

•                  Free cash flow grew 14% for the year; up nearly 40% compounded annually since 2000

•                  14% of total revenues, versus 5% in 2000

•                  Fourth consecutive year of growth

Market Group Performance††

Legal & Regulatory

	04	change
Revenues	$3,393	+	8%
Adjusted operating profit*	$882	+	11%
Adjusted operating profit margin*	26.0%	+	60	bp

2004 Highlights

•                  Checkpoint, our online tax service, delivered strong growth

•                  Westlaw Litigator, an integrated solution for litigation attorneys, continued to achieve high growth

•                  FindLaw growth was fueled by strong new sales and acquisitions

2005 Priorities

•                  Continue to grow our software and services offerings

•                  Continue to pursue integrated offerings that add value to our customers’ workflow

•                  Continue implementation of Novus, our next generation online delivery platform

Learning

	04	change
Revenues	$2,174	+	6%
Adjusted operating profit*	$327	-	3%
Adjusted operating profit margin*	15.0%	-	140	bp

2004 Highlights

•                  Enhanced print publications for the U.S. higher education market with online research and homework tools

•                  Expanded corporate e-learning and e-testing technology platform and business opportunities through KnowledgeNet and Capstar acquisitions

2005 Priorities

•                  Continue to focus on growth and profitability of core textbook business

•                  Capitalize on the growing trend of education as a lifelong pursuit

•                  Lead the migration to integrated digital solutions by leveraging ongoing investment in products and technology

Financial

	04	change
Revenues	$1,734	+	15%
Adjusted operating profit*	$298	+	31%
Adjusted operating profit margin*	17.2%	+	210	bp

2004 Highlights

•                  Delivered strong revenue growth in corporate and fixed income markets

•                  Grew Thomson ONE workstations +56%

•                  Expanded capabilities in adjacent markets through strategic acquisitions of TradeWeb, CCBN and Starquote

2005 Priorities

•                  Continue to develop product offerings tailored to end-user needs

•                  Leverage assets to create end-to-end workflow solutions

Scientific & Healthcare

	04	change
Revenues	$836	+	10%
Adjusted operating profit*	$222	+	19%
Adjusted operating profit margin*	26.6%	+	210	bp

2004 Highlights

•                  Launched Thomson Pharma – the first integrated information solution for the pharmaceutical market

•                  Expanded content offerings with selective acquisitions of BIOSIS, Information Holdings Inc., Newport Strategies and Scientific Connexions

2005 Priorities

•                  Drive rollout of Thomson Pharma

•                  Continue transformation from delivering discrete products to providing customers with integrated solutions

•                  Integrate acquisitions to take full advantage of new capabilities

††            Amounts are in millions of U.S. dollars and represent results from ongoing businesses, which exclude businesses sold or held for sale that do not qualify as discontinued operations.

*                 Before amortization.

The world that information built has no borders.

The business that information built has no limits.

Thomson builds the information that helps the people

In a world built on information, knowledge becomes the critical resource The rise of the information economy has changed the way the world does business. Digital information flows in all directions, streaming across national borders and work/life boundaries. But the information economy is still young. The demand for tools that transform information into knowledge and put it to work will continue to grow. In this globally competitive knowledge economy, it’s not only what you know that counts –it’s how fast and effectively you can apply this knowledge.

Information is only the beginning

The world that information built is awash in content. Knowledge workers are drowning in data. Thomson delivers timely, accurate, high-quality information – but that’s just the starting point. We add further value by helping customers sort and interpret that information, and use the knowledge to make quicker, more intelligent decisions. That’s what sets us apart from the Internet search companies that deliver oceans of information of uncertain relevance and validity.

Here, there, and everywhere

It no longer matters where information resides – which library, which database, which server. Information should be available wherever it’s needed, in whatever medium suits the user. A physician can look up our drug information in a book, access it via the hospital’s information systems or call it up on her PDA. A student reading one of our textbooks at home can use our online tools to locate supplemental information, self-assess his learning or get tutoring.

Workflow depends on information flow

From litigation lawyers to librarians, knowledge workers rely on specialized information and research/analytical tools to do their daily work. We partner with thousands of customers across our markets to map their workflows: what are the key tasks, in which sequence, using which data and tools? We then develop information solutions that let our customers spend their workday applying expert judgment rather than battling information bottlenecks.

The Thomson Corporation is a world leader in providing integrated information solutions to business and professional customers. Our comprehensive databases offer unsurpassed breadth and depth of information. We tailor our information solutions to meet customer needs, adding workflow applications, powerful technology and services that help our customers become not only better informed but also more productive. Our best-in-class solutions wed content with technology to help our customers – accountants, attorneys, bankers, brokers, doctors, educators, scientists and students – make better decisions faster. Thomson has 40,000 employees and operations in 45 countries.

who administer the law,

Managing the business of law Thomson West has long been the leading U.S. information resource for the practice of law. Building upon that strong foundation, we have expanded our services to assist legal professionals in all aspects of their professional development and practice, helping them provide their clients with high-quality legal advice and service. Thomson Elite’s suite of applications streamlines the essential tasks involved in running a successful practice, from client relationship management to accurate billing and record keeping. West LegalEdcenter offers lawyers web-based continuing legal education courses. And our FindLaw client development services bring individuals and businesses together with the right law firms.

Keeping pace with change

Dramatic changes in the regulatory environment, brought on by the Sarbanes-Oxley Act and related requirements, have increased the amount of work for accounting firms. Companies face additional accounting and legal requirements, fueling demand for our compliance information and services. As firms devote more time to regulatory changes, they need our labor-saving solutions to keep up with their expanding workload.

Specialized resources to meet specialized needs

Today, more and more law firms are establishing specialist practice groups, such as those which help clients with legal issues concerning homeland security, privacy or outsourcing. Meeting the specialist’s information needs requires comprehensive databases, sophisticated data management tools and, most of all, insight into the specialist’s workflow. The trend toward specialization calls for tailored solutions like Westlaw Litigator, which delivers information and tools designed to meet a litigator’s unique needs.

Integrating knowledge to create value

Firms consolidate, regulations become more stringent and productivity pressures keep mounting. Legal and regulatory professionals are challenged to deliver more value faster. As our customers strive to optimize the business performance of their practices, they find that our integrated solutions outperform individual, stand-alone products. Our solutions accelerate practice development by simplifying workflows and aligning front and back-office functions firmly behind a practice’s goals.

Thomson Legal & Regulatory is a global market-share leader with one million customer accounts. We are the top provider of legal information services in the United States and we continue to expand globally. For tax and accounting professionals, Checkpoint has become the online solution of choice by integrating the most trusted information and analysis with unsurpassed cross-linking and functionality on a state-of-the-art technology platform. Thomson Legal & Regulatory has 17,250 employees and operations in 22 countries.

who search for cures and develop better medicine,

Safer drugs, faster Thomson Pharma is a comprehensive information solution designed to support the drug development process – from research and discovery, through clinical trials, licensing and launching the product, all the way to patent expiry. To develop it, we spent time with biologists, chemists, clinical researchers, regulatory affairs professionals and others involved in drug development. We asked them what they do each workday, what questions arise and where they turn for answers. Then we built a highly customizable solution that integrates data and technology from across Thomson businesses, including our Scientific & Healthcare, Financial and Legal & Regulatory databases.

As scientific borders dissolve, innovation thrives

Our scientific business is our most global business, with half its revenues coming from outside North America. ISI Web of Science, our patent and intellectual property information, and information solutions like the Web of Knowledge have worldwide relevance and credibility. Today, the traditional boundaries between sciences are dissolving. Thomson has the breadth of data and expertise to support new research that flows across boundaries –the kind of research that will drive tomorrow’s breakthroughs.

Helping to curb healthcare costs

The rising cost of care is one of the most challenging economic issues confronting nations, businesses and families today. The aging population in more developed countries further increases the need for high-quality, low-cost care – and thus the need for information solutions that facilitate effective and efficient healthcare delivery. The Advantage Suite of cost management solutions from Thomson Medstat helps U.S. healthcare institutions address this need.

Supporting critical point-of-care decisions

Driven by the aging population, the demand for healthcare services is expected to outpace available doctors and nurses. At the same time, continued innovation in clinical practice expands the knowledge base. We mine information and use our expertise to create tools that make clinicians more effective and productive. We will continue to integrate Thomson data and technology to ensure that healthcare professionals have information on hand to make better, faster point-of-care decisions.

Thomson Scientific & Healthcare provides information solutions that advance innovation and discovery in science, technology and healthcare. We help doctors to prescribe the most effective drugs for their patients, hospitals to manage costs, and corporations and universities to accelerate their research and development activities. Our products are among the most trusted and widely used in their fields, from the drug labeling data in PDR to the research information in ISI Web of Science, and from the drug and disease databases of Micromedex to global patent information from MicroPatent and Delphion. Thomson Scientific & Healthcare has 4,300 employees and operations in 19 countries.

who streamline the mechanisms of the market,

More, better, faster transactions Every day, financial professionals make decisions and execute transactions in which seconds can make the difference between profit and loss. Thomson ONE solutions integrate and configure information and analytics, and tailor them to the customer’s workflow. By aggregating information and automating workflow, Thomson ONE helps make financial markets more efficient, transparent and accurate. As a result, our clients trust Thomson Financial to facilitate over $100 billion of fixed income and equity trades a day.

Partners in productivity

Faced with ongoing consolidation, financial services firms are feeling intense productivity pressure. So we asked 5,000 customers how they do their daily work, where the bottlenecks arise, and what would help them work faster and with greater precision. We built Thomson ONE based on what they told us, partnering with our customers to solve their workflow problems. And because Thomson ONE is modular, customers pay only for what they use.

We’re open about our standards

Some of our competitors base their business model on proprietary technology. We believe that customers benefit from open standards. Thomson ONE is an open, flexible technology platform designed to flow into our customers’ existing information systems. Thomson ONE combines our content with third-party data and the customers’ own proprietary information. It delivers all that content seamlessly to the customers’ desktops.

High volume, high speed

By dollar volume, more transactions are done over the Internet on Thomson TradeWeb than on the New York Stock Exchange. Prior to TradeWeb, trading in the bond markets was mostly done over the telephone. TradeWeb took trading online and made the transactions instantaneous. Combined with other Thomson content and tools, TradeWeb positions us to deliver comprehensive workflow solutions for the fixed income markets.

Thomson Financial is a Big Three provider of information solutions to the global financial services market. We operate as one integrated entity that delivers tailored solutions to investment banks, retail wealth managers, institutional traders, investment managers and corporate issuers. Our flagship solution, Thomson ONE, integrates leading branded products such as TradeWeb, FirstCall and AutEx with innovative analytics to create a new industry standard platform – and, most importantly, helps financial services professionals be more efficient and effective. Thomson Financial has 8,200 employees and operations in 22 countries.

and who create new ways of educating the people

The know-how of learning now Thomson Learning works closely with students and teachers on campus to explore the impact of electronic instructional solutions on learning. In a pilot program at the University of Virginia, for example, we have partnered with Microsoft and Hewlett-Packard to provide students with tablet computers and wireless access to course content, interactive simulations and diagnostic tutorials. Students are able to study anytime, anywhere and interact online with instructors, each other, course materials and tutorials. The diagnostic tools help professors monitor progress, and help students understand their own learning gaps so they can study more efficiently.

The evolution of learning

Like other areas of the knowledge economy, higher education is shifting from print to digital – but at a slower, less predictable pace. To meet the needs of students and institutions in all phases of this digital evolution, we integrate academic and library reference content to create tailored products in all media: print, e-products and print/digital hybrids such as textbooks supported by online research and homework tools.

The changing face of the student

The residential student, 18–21 years old, has become a minority among college students. Thomson provides solutions for the rapidly expanding number of older and non-traditional learners. We help meet the knowledge economy’s growing need for remedial education in colleges, on-the-job training for professionals and distance learning for students who don’t spend their days on campus.

The changing face of the educational institution

A global workforce, an aging population, technology mandating new job skills – these trends force more employers to become educators. Meanwhile, back in academia, growing enrollment outside traditional colleges – e.g., in online universities – is beginning to transform instruction. By providing digital course materials, testing services and productivity tools, we help institutions, whether academic or corporate, meet the needs of lifelong learners.

Thomson Learning is among the largest providers of tailored learning solutions in a world where education must evolve to meet the needs of a borderless knowledge economy and where learning is a lifelong activity. Through imprints like Thomson Wadsworth, Thomson South-Western and Thomson Gale, we publish some of the most widely adopted college textbooks and reference materials. We supplement our print publications with software tools and applications that support the different learning styles of diverse students. Businesses like Thomson Prometric and Thomson NETg offer a broad array of training and assessment solutions for knowledge workers in all phases of their careers. Thomson Learning has 9,800 employees and operations in 40 countries.

who become the citizens of the world that information built.

Financial and Corporate Information

Management’s Discussion and Analysis
Overview
2005 Financial Outlook
Use of Non-GAAP Financial Measures
Results of Operations
Liquidity and Capital Resources
Related Party Transactions
Employee Future Benefits
Subsequent Events
Accounting Changes
Critical Accounting Policies

Recently Issued Accounting Standards
Additional Information
Reconciliations
Quarterly Information
Selected Financial Data
Management Report
Auditors’ Report
Financial Statements
Notes to Consolidated Financial Statements
Six-Year Summary

Management’s Discussion and Analysis

The following management’s discussion and analysis is intended to assist you in better understanding and evaluating material changes in our financial condition and operations for the year ended December 31, 2004, compared to the preceding fiscal year. We recommend that you read this discussion and analysis in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to “we,” “our” and “us” are to The Thomson Corporation and its subsidiaries. This management’s discussion and analysis contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties, including those identified on page 56 of this management’s discussion and analysis and in the “Risk Factors” section of our annual information form, which is also contained in our annual report on Form 40-F. This management’s discussion and analysis is dated as of February 22, 2005.

Overview

Our Business

We are one of the world’s leading information services providers to business and professional customers. We generate revenues by supplying our customers with business-critical information, which we make more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers’ workflows, we increasingly deliver information and services electronically, integrate our solutions with our customers’ own data and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

As a global company that provides services in approximately 130 countries, we are affected by the market dynamics, governmental regulations and business conditions for each market and country in which we operate. Our business continues to evolve in conjunction with changes in our customers’ workflows. Our customers’ increasing desire for information, along with their increasing technological sophistication, has translated into gains in strategically important areas of our businesses such as online information, software and service offerings. However, while we face unique challenges in each of our markets, the European financial market and the IT testing market in the United States in particular have experienced difficult economic conditions and strong competition, which have led to increasing pricing pressures and affected revenue growth. During the past few years, we have concentrated on driving efficiencies, primarily through leveraging resources, which has helped us increase our profitability and is reflected in our higher profit margins. We also generated significant cash flow from operations, reflecting our strong results and the quality of our earnings.

The following table summarizes selected financial information for 2004 and 2003, including certain metrics that are non-GAAP financial measures. Please see the section below entitled “Use of Non-GAAP Financial Measures” for definitions of these terms and refer to the “Reconciliations” section at the end of this management’s discussion and analysis for a reconciliation of these measures to the most directly comparable Canadian GAAP measures.

	Year ended December 31
(millions of U.S. dollars, except per share amounts)	2004	2003	Change
Consolidated statement of earnings data
Revenues	8,098	7,436	9%
Operating profit	1,341	1,174	14%
Earnings attributable to common shares(1)	1,008	877	15%
Basic and diluted earnings per common share(1)	$1.54	$1.34	15%
Consolidated balance sheet data
Cash and cash equivalents	405	683
Total assets	19,643	18,685
Total liabilities	9,681	9,492
Shareholders’ equity	9,962	9,193
Other data(2)
Adjusted EBITDA	2,247	2,040	10%
Adjusted earnings from continuing operations	805	694	16%
Adjusted earnings per common share from continuing operations	$1.23	$1.06	16%
Net debt	3,718	3,373
Free cash flow	1,123	983

(1)   Results are not directly comparable due to certain one-time items. For more information, please see the “Results of Operations” section of this management’s discussion and analysis.

(2)   Non-GAAP financial measures.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

•                  THOMSON LEGAL & REGULATORY is a leading provider of integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Checkpoint, Compu-Mark, Creative Solutions, Dialog, Thomson Elite, FindLaw, Gee, IOB, Lawbook, RIA, Sweet & Maxwell and Thomson & Thomson.

•                  THOMSON LEARNING is a leading provider of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. Major brands include Thomson Course Technology, Thomson Delmar Learning, Thomson Gale, Thomson Heinle, Thomson Nelson, Thomson NETg, Thomson Peterson’s, Thomson Prometric, Thomson South-Western and Thomson Wadsworth.

•                  THOMSON FINANCIAL is a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management, and fixed income sectors of the global financial community. Its flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, BETA Systems, CCBN, Datastream, First Call, I/B/E/S, IFR, Investext, IR Channel, SDC Platinum and TradeWeb.

•                  THOMSON SCIENTIFIC & HEALTHCARE is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patents Index, Medstat, Micromedex, MicroPatent, PDR (Physicians’ Desk Reference), Thomson Pharma, ISI Web of Science and Web of Knowledge, and continuing medical education providers Physicians World and Gardiner-Caldwell.

We also report financial results for a corporate and other reporting category, as well as discontinued operations. The corporate and other category principally includes corporate expenses and costs associated with our stock-related compensation.

We face a changing competitive landscape. Certain of our traditional competitors are trying to follow our solutions strategy and narrow our lead in many areas of technology. But in the years ahead, other competitors could come from outside our traditional competitive set. For instance, Internet service companies could pose a threat to some of our businesses by providing more in-depth offerings. In response to this, we are continuing to move forward aggressively in segmenting our markets and developing solutions tailored to our customers’ workflows.

2005 Financial Outlook

We expect full-year 2005 revenue growth to be in line with our long-term target of 7% to 9%, excluding the effects of currency translation. Full-year 2005 revenue growth will continue to be driven by growth from existing businesses and supplemented by tactical acquisitions.

Adjusted EBITDA margins are expected to expand slightly in 2005, reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

We also expect to continue to generate strong free cash flow in 2005.

Revenues

The following graphs show the percentage of our 2004 revenues by geography, media and type.

REVENUE BY GEOGRAPHY

REVENUE BY MEDIA

REVENUE BY TYPE

Our revenues are derived from a diverse customer base. In both 2004 and 2003, no single customer accounted for more than 2% of our total revenues.

We segment our revenues geographically by origin of sale in our financial statements. In 2004, 82% of our revenues were from our operations in North America, consistent with that in 2003. In the long-term, we are seeking to increase our revenues from outside North America as a percentage of our overall revenues. We can modify and offer internationally many of the products and services we developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk.

We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically and are migrating away from print-based products. We deliver information electronically over the Internet, through dedicated transmission lines, CDs and, more recently, through handheld wireless devices. We expect that electronic, software and services revenues as a percentage of our total revenues will increase slightly in 2005 compared to 2004 as we continue to emphasize electronic delivery, add solution-based and software-based acquisitions to our portfolio, and as markets outside North America continue to incorporate technology into their workflow. In 2004, electronic, software and services revenues, as a percentage of our total revenues, increased primarily due to acquisitions within our financial group and the continued evolution of customers’ preferences towards electronic products and solutions. Electronic delivery of our products and services improves our ability to provide additional products and services to our existing customers and to access new customers around the world.

Approximately 65% of our revenues are generated from subscription or similar contractual arrangements, which we refer to as recurring revenues. Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Our subscription arrangements are most often for a term of one year, after which they automatically renew or are renewable at our customers’ option, and the renewal dates are spread over the course of the year. Because a high proportion of our revenues come from subscription and similar arrangements where our customers contract with us for a period of time, our revenue patterns are generally more stable compared to other business models that sell products in discrete or one-off arrangements. In the case of some of our subscription arrangements, we realize additional fees based upon usage. We recognize revenues from sales of some products, primarily our textbooks, after we estimate customer returns. We sell our textbooks and related products to bookstores on terms that allow them to return the books to us if they are not sold. In 2004, revenues from recurring arrangements remained consistent with that of the prior year at 65% of total revenues. As a result of acquisitions in 2004, we anticipate that this percentage will increase.

Expenses

As an information provider, our most significant expense is labor. Our labor costs include all costs related to our employees, including salaries, bonuses, commissions, benefits and payroll taxes, but do not include costs related to our stock-related compensation. Labor represented approximately 57% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2004 compared to approximately 58% in 2003. No other category of expenses accounted for more than 15% of our operating costs in either 2004 or 2003.

Acquisitions and Dispositions

During 2003 and 2004, we completed 84 acquisitions for an aggregate cost of approximately $1.7 billion through cash outlays and other financing arrangements. Many of these acquisitions were tactical in nature and related to the purchase of information, products or services that we integrated into our operations to broaden the range of our product and service offerings to better serve our customers. This is the key principle that drives our overall acquisition strategy. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. During 2003 and 2004, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. Generally, the businesses that we acquired in 2003 and 2004 have initially had lower margins than our existing businesses. In 2004, our largest acquisitions were Information Holdings Inc. (IHI), a provider of intellectual property and regulatory information, for $445 million, net of cash and cash equivalents received, and TradeWeb, an online trading platform for fixed income securities, for $361 million, net of cash received, plus contingent payments of up to $150 million over the next three years based upon the achievement of certain growth targets. In 2005, we expect that the total amount of cash outlays for acquisitions will decrease from the 2004 level of $1.3 billion.

When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. We may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses. We include many of these costs in deriving our operating profit.

During 2003 and 2004, we completed 16 dispositions for aggregate consideration of approximately $1.0 billion. While a number of these businesses possessed strong brand equity, loyal customer bases and talented employees, these businesses did not provide the type of synergies that strengthen our core integrated information solutions. The more significant of these dispositions were the sale of our 20% interest in Bell Globemedia Inc., or BGM, in April 2003 for $279 million, the sale of our healthcare magazines in October 2003 for $135 million and the sale of Thomson Media group in October 2004 for gross proceeds of $350 million. The BGM transaction is discussed in the section entitled “Related Party Transactions” and the healthcare magazines and Thomson Media group transactions are discussed in the section entitled “Discontinued Operations.”

Seasonality

We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses, though the seasonality of our overall results between the first and second halves has been reducing over the past several years. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year. While we report results quarterly, we view and manage our business from a longer-term perspective.

Use of Non-GAAP Financial Measures

In addition to our results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results as we believe their use provides more insight into our performance. The following discussion defines the measures that we use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

•                  ADJUSTED EBITDA. We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, net other income (expense) and equity in net losses of associates, net of tax. Because adjusted EBITDA excludes amortization, interest and taxes, it provides a more standard comparison among businesses by eliminating the differences that arise between them due to the manner in which they were acquired or funded. We use the measure as a supplemental cash flow metric as adjusted EBITDA also excludes depreciation and amortization of identifiable intangible assets, which are both non-cash charges. Net other income, which normally includes non-operating items such as gains and losses on sales of investments, is excluded from adjusted EBITDA as this item is not considered relevant to operating performance. Finally, as the results of equity in associates are not directly under our control, we exclude this item from our analysis of current operating performance. We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues.

•                  ADJUSTED OPERATING PROFIT. Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues.

•                  FREE CASH FLOW. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

•                  ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

•                  NET DEBT. We measure our indebtedness including associated hedging instruments (swaps) on our debt less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management’s discussion and analysis.

Results of Operations

The following discussion compares our results in the fiscal years and the three-month periods ended December 31, 2004 and 2003 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section entitled “Discontinued Operations” for a discussion of these operations. In analyzing the results of our operating segments, we measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation. Additionally, our operating segment results represent ongoing businesses, which exclude the results of businesses sold or held for sale that do not qualify as discontinued operations, i.e., disposals. The principal businesses included in disposals were various businesses in our financial market group.

The following table summarizes our consolidated results for the years indicated.

	Year ended December 31
(millions of U.S. dollars, except per share amounts)	2004	2003	Change
Revenues	8,098	7,436	9%
Adjusted EBITDA	2,247	2,040	10%
Adjusted EBITDA margin	27.7%	27.4%
Operating profit	1,341	1,174	14%
Operating profit margin	16.6%	15.8%
Net earnings	1,011	865	17%
Earnings attributable to common shares	1,008	877	15%
Earnings per share attributable to common shares	$1.54	$1.34	15%

See the “Reconciliations” section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

REVENUES. The increase in revenues was primarily attributable to contributions from acquisitions and from growth in existing businesses and, to a lesser extent, the impact of favorable foreign currency translation. Excluding the impact of foreign currency translation, revenues grew 7%. Growth from existing businesses was exhibited by all of our market groups. Contributions from acquisitions were primarily from CCBN and TradeWeb in our financial group and BIOSIS in our scientific and healthcare group.

OPERATING PROFIT. Operating profit and related margin growth in 2004 reflected the higher revenues from existing businesses, continued efficiency efforts across the corporation and, to a lesser extent, contributions from acquisitions and the favorable impact of foreign currency translation. Included in the results for 2004 were insurance recoveries related to September 11, 2001 of $19 million and a $7 million benefit from an adjustment to accrued expenses related to health insurance claims for active employees. See “Corporate and Other” for further discussion regarding the insurance claims. Results for 2004 also included a benefit for stock appreciation rights of $6 million compared to an expense in the prior year of $7 million. Operating profit growth in 2004 was tempered by a $27 million increase in pension and other defined benefit plans expense compared to the prior year.

ADJUSTED EBITDA AND ADJUSTED OPERATING PROFIT. Adjusted EBITDA and Adjusted operating profit and related margins increased for the same reasons discussed in the “Operating profit” discussion in the immediately preceding paragraph.

DEPRECIATION AND AMORTIZATION. Depreciation in 2004 increased $33 million, or 6%, compared to the prior year. This increase reflected recent acquisitions and capital expenditures. Amortization increased $7 million, or 3%, compared to the prior year, as increases due to the amortization of newly acquired assets were partially offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.

NET OTHER INCOME. In 2004, net other income was $24 million, compared to $74 million in 2003. The 2004 amount primarily consisted of a $35 million gain on the sale of an investment, the receipt of the second settlement payment of $22 million from Skillsoft PLC and a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson (discussed under “Related Party Transactions”). These gains were partially offset by a $53 million loss associated with our early redemption of certain debt securities (discussed in the section entitled “Cash Flows”). In 2003, net other income primarily consisted of a gain on the sale of our 20% interest in BGM (discussed in the section entitled “Related Party Transactions”), and the receipt of the first $22 million settlement payment from Skillsoft.

NET INTEREST EXPENSE AND OTHER FINANCING COSTS. Our net interest expense and other financing costs in 2004 decreased 7% compared to 2003. This decrease in net interest expense and other financing costs reflected lower average levels of outstanding net debt and lower interest rates in 2004 compared with 2003. Included in net interest expense and other financing costs in 2004 was a net benefit of $1 million related to new accounting guidance on derivatives. See the section entitled “Accounting Changes” for more information.

INCOME TAXES. Our income tax expense in 2004 represented 23.6% of our earnings from continuing operations before income taxes and our proportionate share of losses on investments accounted for using the equity method of accounting. This compares with an equivalent effective rate of 15.1% in 2003. Included in the 2004 income tax provision was a benefit resulting from the release of a valuation allowance of $41 million related to new legislation in the United Kingdom. In 2003, the income tax provision included a benefit of $64 million principally related to the release of tax contingencies in the United Kingdom associated with a favorable tax settlement.

Our effective income tax rates in 2004 and 2003 were lower than the Canadian corporate income tax rate of 36.0% and 36.6%, respectively, due principally to the lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Specifically, while we generate revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among our subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, our effective tax rate differs substantially from the Canadian corporate tax rate. In 2005, our businesses expect to continue with initiatives to consolidate the ownership of their technology platforms and content and we expect that a proportion of our profits will continue to be taxed at lower rates than the Canadian statutory tax rate. Therefore, we expect our effective tax rate in 2005 to approximate the 2004 rate of 23.6%. Our effective tax rate and our cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our ability to maintain our effective rate at levels similar to those in 2004 will be dependent upon such laws and conventions remaining unchanged as well as the geographic mix of our profits. We are not aware of any significant changes in existing laws or conventions at this time that would cause our effective tax rate to increase.

The balance of our valuation allowance against our deferred tax assets at December 31, 2004 was $408 million compared to $440 million at December 31, 2003. The net movement in the valuation allowance from 2003 to 2004 primarily relates to:

•                  Reversals related to UK losses and tax credit carryforwards which are now considered more likely than not to be used due to changes in tax laws; lower required allowances against Canadian losses which, while still fully provided against, are first offset by deferred tax liabilities which increased in 2004 from the revaluation of debt and currency swaps; and reversals due to the sale of Canadian net operating losses which previously had full valuation allowances offsetting the related assets (see the section entitled “Related Party Transactions” for further discussion).

•                  Additions from Canadian losses sustained in 2004; certain tax losses arising on the disposal of businesses; and the impact of currency translation.

We maintain a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and we regularly assess the adequacy of this liability. We record liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. We reverse contingencies to income in the period when management assesses that they are no longer required or, when they become no longer required as a result of statute or resolution through the normal tax audit process. Our contingency reserves principally comprise possible issues for the years 2001 to 2004. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2005 and 2009. In particular, the outcome of audits currently underway may result in the release of a significant part of such reserves in 2005, in which case our 2005 effective tax rate would be less than our 2004 effective tax rate.

In the normal course of business, we enter into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, we believe that it is not probable that any such transactions will result in additional tax liabilities, and therefore we have not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

EQUITY IN NET LOSSES OF ASSOCIATES, NET OF TAX. Equity in net losses of associates, net of tax, includes our proportionate share of net losses of investments accounted for using the equity method. In 2004, equity in net losses of associates, net of tax, improved compared to the prior year due to the performance of equity method investees.

EARNINGS ATTRIBUTABLE TO COMMON SHARES AND EARNINGS PER COMMON SHARE. Earnings attributable to common shares were $1,008 million in 2004 compared to $877 million in 2003. Earnings per common share were $1.54 in 2004 compared to $1.34 in 2003. The increases in reported earnings and earnings per common share were largely the result of higher operating profit and gains on the sales of discontinued operations. However, these results are not directly comparable because of certain one-time items, as well as the variability in discontinued operations due to the timing of dispositions.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

	Year ended December 31
(millions of U.S. dollars, except per common share amounts)	2004	2003
Earnings attributable to common shares	1,008	877
Adjustments for one-time items:
Net other income	(24)	(74)
Tax on above item	10	8
Release of tax credits	(41)	(64)
Net gain on redemption of Series V preference shares	—	(21)
Discontinued operations	(148)	(32)
Adjusted earnings from continuing operations attributable to common shares	805	694
Adjusted earnings per common share from continuing operations	$1.23	$1.06

On a comparable basis, our adjusted earnings from continuing operations for 2004 increased, largely as a result of higher operating profit stemming from higher revenues and improved operating efficiencies. These results also reflected benefits from insurance recoveries, stock appreciation rights and an accrual adjustment associated with health insurance claims for active employees, as well as lower net interest expense, offset by higher pension and other benefit plans expense and a higher effective tax rate.

Operating Results by Business Segment

See the “Reconciliations” section for a reconciliation of the non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Thomson Legal & Regulatory

	Year ended December 31
(millions of U.S. dollars)	2004	2003	Change
Revenues	3,393	3,138	8%
Adjusted EBITDA	1,085	979	11%
Adjusted EBITDA margin	32.0%	31.2%
Adjusted operating profit	882	797	11%
Adjusted operating profit margin	26.0%	25.4%

In 2004, revenues for Thomson Legal & Regulatory increased 8%. Excluding the impact of foreign currency translation, revenues increased 6%. The increase was primarily driven by higher revenues from existing businesses with strong performances by Westlaw, Checkpoint, the International online services, FindLaw and our legal education business. This revenue growth was offset, in part, by continued weakness in the news and business information sector, which experienced a decline in transactional activity. Revenue from print and CD products decreased from that of the prior year as customers continue to migrate towards our online solutions. Growth attributable to newly acquired businesses had a smaller impact in 2004 and was principally attributable to Thomson Elite, which we acquired in May 2003.

In 2004, North American Westlaw revenue experienced growth in all of its major market segments: law firm, government, corporate and academic. Outside of North America, Westlaw revenues increased particularly in Europe and the Asia-Pacific region. The North American tax and accounting businesses experienced higher revenues in 2004, led by the Checkpoint online service and higher tax software sales. Revenue from our legal education business also increased in 2004 primarily due to higher enrollments. Finally, FindLaw revenue increased as a result of continued strong new sales performance and the benefit of acquisitions.

The growth in adjusted EBITDA and adjusted operating profit in 2004 resulted from the revenue growth described above. The increase in the corresponding margins was attributable to this revenue growth and the impact of improved operating efficiencies.

Growth in the overall legal information market remains modest but steady. We expect that customer spending on print and CD products will continue to decline, but will be more than offset by growth in spending for online products and integrated information offerings such as Westlaw Litigator. The impact of Sarbanes-Oxley Act requirements has significantly affected the accounting labor market, increasing the demand for compliance information and software and for labor saving and outsourcing solutions. In this environment, we anticipate continued strong demand for our tax and accounting compliance products and outsourcing solutions.

Thomson Learning

	Year ended December 31
(millions of U.S. dollars)	2004	2003	Change
Revenues	2,174	2,052	6%
Adjusted EBITDA	521	520	0%
Adjusted EBITDA margin	24.0%	25.3%
Adjusted operating profit	327	336	(3)%
Adjusted operating profit margin	15.0%	16.4%

Revenues for Thomson Learning increased 6% in 2004 compared to the prior year. Excluding the impact of foreign currency translation, revenues increased 4%. This increase was attributable to both acquired businesses and growth from existing businesses.

In the Academic group, revenues increased primarily due to higher sales in our international markets, driven by growth in our English language training business. In higher education, overall textbook sales increased largely as a result of custom product offerings. However, growth in other offerings was tempered and return levels increased, particularly in the United States, as students seek alternate sources for their course materials to address pricing concerns. To minimize the impact of supply from alternate sources, our higher education businesses focused on shifting demand for older editions to customized or specialized products and services only available from the original publisher. Revenues in 2004 from our library reference business increased slightly compared to the prior year as increased sales of electronic products more than offset declines in print offerings. An accelerated migration of collections to electronic products reflected state government budget constraints, which have impacted the funds that libraries have to spend on multiple media formats of reference material.

Lifelong Learning’s revenues increased primarily due to growth in the government and professional testing offerings, sales in the vocational and career markets, and the impact of acquired businesses. Growth was moderated by the expiration in the fourth quarter of 2004 of a significant e-testing government contract in the United Kingdom, for which a subsequent contract was awarded to a business headquartered in the United Kingdom. The competitive environment and ongoing corporate budget constraints in the corporate e-training and information technology markets continued to limit growth for our businesses in these segments in 2004.

In 2004, adjusted EBITDA, adjusted operating profit and the related margins were impacted by restructuring costs of $9 million which were recorded in the fourth quarter and were associated with consolidating operations of existing and acquired businesses. Additionally, comparisons with the prior year and the fourth quarter were affected by net credits of $11 million recorded in the fourth quarter of 2003. The net credits of $11 million were comprised of a $27 million benefit largely related to the reversal of incentive accruals, partially offset by $16 million of charges related to severance and lease termination costs. Excluding these items, the adjusted EBITDA and adjusted operating profit margins declined slightly due to additional product and market investments and the impact of acquired businesses that have lower initial margins.

Education has become a lifelong pursuit in a global knowledge-based economy, and we expect to benefit from this growing trend. Technology will continue to transform the learning market and allow us to deliver high-value solutions designed to meet customer needs. For example, we are currently collaborating with professors, students and institutions to design, build and deliver new instructional solutions that leverage our content, media assets, test banks, applications and expertise, which we expect will improve instructors’ productivity and students’ learning efficiency. However, in the short term, we anticipate that tough competition in the corporate training market will depress the prices of our offerings in businesses in that market. Additionally, as electronic offerings continue to grow as a percentage of total revenues, we expect that, over time, the dramatic seasonal swings in our revenues from quarter to quarter will lessen. However, since revenues from electronic offerings are generally recognized in equal installments over a period of time, as opposed to all at once on the sale of a print product, our reported revenue growth may be tempered as this transition occurs.

Thomson Financial

	Year ended December 31
(millions of U.S. dollars)	2004	2003	Change
Revenues	1,734	1,510	15%
Adjusted EBITDA	480	403	19%
Adjusted EBITDA margin	27.7%	26.7%
Adjusted operating profit	298	228	31%
Adjusted operating profit margin	17.2%	15.1%

Revenues for Thomson Financial increased 15% over those of the prior year. Excluding the impact of foreign currency translation, revenues increased 12%. This increase was primarily due to the impact of acquired businesses, including CCBN and TradeWeb, but also reflected growth from existing businesses. Revenues from existing businesses in the United States increased in 2004 as a result of new sales and higher usage and transaction revenues. Thomson ONE workstations increased 56% for the twelve-month period, due to user migration from legacy products and new client wins. In 2004, European revenues from existing businesses declined compared with the prior year due to difficult market conditions. European market conditions began to exhibit certain positive trends in 2004, but continued to lag the improvements being exhibited in the United States. Many of our customers responded to these difficult market conditions by tightening their capital spending and budgets, which in turn led to some product cancellations and pressure on our pricing.

Adjusted EBITDA and adjusted operating profit increased due to the increase in revenues. Included in both adjusted EBITDA and adjusted operating profit were insurance recoveries related to September 11, 2001 of $19 million in 2004 and $4 million in 2003. Excluding the insurance recoveries related to September 11, 2001 in both the current and prior year, the adjusted EBITDA margin in 2004 was consistent with that of the prior year as increases in operating efficiency were offset by acquisition-related expenses and investments for our online news service and a data center, as well as higher data costs. The adjusted operating margin increased as a result of lower depreciation, as a percentage of revenues, due to the timing of capital spending.

We anticipate mixed market conditions in 2005, with the North American market expected to achieve the highest growth, Europe to continue lagging behind North America, and Asia to be essentially flat. We expect limited growth in technology investments by our customers and continued pressure on pricing. Revenue growth is anticipated as a result of the full year impact of acquisitions made in 2004 and from existing businesses, especially those associated with transactional activity.

Thomson Scientific & Healthcare

	Year ended December 31
(millions of U.S. dollars)	2004	2003	Change
Revenues	836	760	10%
Adjusted EBITDA	251	217	16%
Adjusted EBITDA margin	30.0%	28.6%
Adjusted operating profit	222	186	19%
Adjusted operating profit margin	26.6%	24.5%

Revenues for Thomson Scientific & Healthcare increased 10% compared to the prior year. Excluding the impact of foreign currency translation, revenues increased 7%. This increase was attributable to higher revenues from existing businesses and contributions from acquired companies, primarily BIOSIS, a provider of databases and services for life sciences research acquired in January 2004. Revenue growth benefited from higher subscription revenues for the ISI Web of Science, Web of Knowledge and the Micromedex electronic product portfolio, as well as increased customer spending for healthcare decision support products. These increases reflect continuing investments by our customers in basic research and drug development and the increasing demand for healthcare point-of-care and management information solutions.

The increases in adjusted EBITDA, adjusted operating profit and the corresponding margins compared to the prior year reflected the higher 2004 revenues and effective integration and cost management efforts.

In November 2004, we completed our acquisition of IHI for $445 million, net of cash and cash equivalents received. IHI provides intellectual property and regulatory information to the scientific, legal, and corporate markets. This acquisition will allow our scientific and healthcare group to offer our pharmaceutical and corporate customers a significantly broader range of intellectual property and drug development workflow solutions.

We believe that demand for scientific information will continue to grow because scientific research and development funding are considered to be necessary, not discretionary, expenditures for our customers. Within the healthcare information market, we see a continuation of the trend toward delivering information to physicians and other healthcare professionals at the point of care.

Corporate and Other

Corporate and other expenses were $98 million in 2004, virtually unchanged from the prior year. Increases in expenses for pensions and other defined benefit plans, as well as other corporate expenses, were offset by an accrual reversal related to insurance claims and a benefit associated with stock appreciation rights. A benefit of $7 million resulted from an adjustment to accrued expenses related to health insurance claims for active employees. Results in 2004 also reflected a benefit associated with stock appreciation rights of $6 million compared to an expense of $7 million in 2003.

Discontinued Operations

The following businesses, along with one other small business from Thomson Learning, which was sold in June 2003, are classified as discontinued operations within the consolidated financial statements for all periods presented. None of these businesses was considered fundamental to our integrated information offerings.

In October 2003, we sold our portfolio of healthcare magazines for $135 million and recorded the related post-tax gain of $63 million in the fourth quarter of 2003. The magazines had previously been managed within our scientific and healthcare group.

In February 2004, we sold DBM, a provider of human resource solutions, which had been managed within our learning group. Based on the status of negotiations at December 31, 2003, an impairment charge relating to goodwill of $62 million before income taxes was recorded in the fourth quarter of 2003. We recorded a post-tax gain of $7 million in 2004 related to the completion of the sale.

In the second quarter of 2004, we sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003 and a charge of $6 million relating to intangible assets was recorded in the first quarter of 2004. We recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.

In November 2004, we sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets, for gross proceeds of $350 million. We recorded a post-tax gain on this transaction of $94 million in the fourth quarter of 2004 related to the sale. The results of Thomson Media had previously been reported within our Corporate and other segment.

For more information on these discontinued operations, see Note 6 to our consolidated financial statements.

Return on Invested Capital

We measure our return on invested capital (ROIC) to assess, over the long-term, our ability to create value for our shareholders. Our goal is to show continuous improvement in this return by efficiently and effectively utilizing our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. ROIC is calculated as the ratio of our adjusted operating profit (including discontinued operations), less cash taxes paid, to our average invested capital (see the “Reconciliations” section for the calculation and a reconciliation to the most directly comparable Canadian GAAP measures). For 2004, our ROIC was 7.6%, a slight increase from 7.4% for the prior year. As assets acquired are recorded at their fair values, this has had the effect of increasing the recorded value of our asset base to be much closer to its fair value, thereby tempering our return. We focus on driving efficiency, increasing our operating profit margin and, in particular, improving free cash flow. We believe that success in these areas is indicative of the long-term capability to improve our ROIC. Since 2000, we have increased our free cash flow at a compounded rate of 39% to $1.1 billion in 2004.

Review of Fourth Quarter Results

The following table summarizes our consolidated results for the fourth quarter of 2004 and 2003.

	Quarter ended December 31
(millions of U.S. dollars, except per share amounts)	2004	2003	Change
Revenues	2,327	2,131	9%
Adjusted EBITDA	737	707	4%
Adjusted EBITDA margin	31.7%	33.2%
Operating profit	495	481	3%
Operating profit margin	21.3%	22.6%
Net earnings	438	396	11%
Earnings per share attributable to common shares	$0.67	$0.60	12%

See the “Reconciliations” section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

REVENUES. The increase in revenues for the three-month period ended December 31, 2004 was primarily attributable to contributions from acquisitions and, to a lesser extent, from growth in existing businesses and the impact of favorable foreign currency translation. Excluding the impact of foreign currency translation, revenues grew 8%. Growth from existing businesses was exhibited by our financial, scientific and healthcare, and legal and regulatory groups. Revenues from existing businesses declined in our learning group due to lower sales of print reference products in our library reference group, lower sales of textbooks, and a greater amount of deferred revenue. We are beginning to see more deferred revenue in our learning group arising from a change in our sales mix toward more electronic products, which results in the recognition of revenue over time rather than all at the time of sale. Contributions from acquisitions were primarily from CCBN and TradeWeb in our financial group, BIOSIS and IHI in our scientific and healthcare group, and KnowledgeNet in our learning group.

OPERATING PROFIT. The increase in operating profit for the three months ended December 31, 2004 reflected the higher revenues from existing businesses and contributions from acquisitions. Our operating margin declined in the fourth quarter of 2004 compared to the prior year period primarily as a result of restructuring costs in our learning group and the shift in print shipments to earlier periods in the year in our legal and regulatory group. Additionally, results in the fourth quarter of 2003 for our learning group included net credits associated with the reversal of incentive accruals offset by charges for restructuring activity. See the section entitled “Thomson Learning” for further details.

ADJUSTED EBITDA AND ADJUSTED OPERATING PROFIT. Adjusted EBITDA, adjusted operating profit and related margins for the three months ended December 31, 2004 increased for the same reasons discussed in the “Operating profit” discussion in the immediately preceding paragraph.

DEPRECIATION AND AMORTIZATION. Depreciation for the three months ended December 31, 2004 increased $9 million, or 6%, compared to the prior year. Amortization for the three months ended December 31, 2004 increased $7 million, or 10%, compared to the prior year. These increases reflected recent acquisitions and capital expenditures.

NET OTHER EXPENSE. In the fourth quarter of 2004 and 2003, net other expense was $4 million and $5 million, respectively. The 2004 amount comprised primarily a $35 million gain on the sale of an investment, as well as a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson (see further discussion under “Related Party Transactions”). These gains were offset by a $53 million loss associated with the early redemption of certain debt (discussed in the section entitled “Cash Flows”).

NET INTEREST EXPENSE AND OTHER FINANCING COSTS. Our interest expense for the three months ended December 31, 2004 decreased 2% compared to 2003. This decrease in net interest expense and other financing costs reflected lower interest rates on outstanding net debt in 2004 compared with 2003.

INCOME TAXES. Income tax expense for the three-month period ended December 31, 2004 was $119 million, compared to $17 million in the three months ended December 31, 2003. The lower expense in the period ended December 31, 2003 reflected a reduction of our liability for tax contingencies of $64 million, principally arising from a favorable tax settlement in the United Kingdom, as well as a higher recognition of tax attributes. Comparability of both periods was further impacted by a refinement of the calculation by which we allocated estimated full year income tax expense among interim periods in 2004. See the section entitled “Accounting Changes” for more information. Because of the seasonality in our businesses, our interim effective tax rate for a particular quarter is not indicative of our estimated effective tax rate for the full year.

EQUITY IN NET INCOME (LOSS) OF ASSOCIATES, NET OF TAX. Equity in net income (loss) of associates, net of tax, includes our proportionate share of net income of investments accounted for using the equity method. For the three months ended December 31, 2004, equity in net income of associates, net of tax, improved compared to the prior period due to the performance of equity method investees.

EARNINGS ATTRIBUTABLE TO COMMON SHARES AND EARNINGS PER COMMON SHARE. Earnings attributable to common shares were $437 million for the three months ended December 31, 2004 compared to $395 million in the prior year period. Earnings per common share were $0.67 in the three months ended December 31, 2004 compared to $0.60 in the prior year period. The increases in earnings and earnings per common share were primarily due to gains recognized within discontinued operations. However, these results are not directly comparable to those of the prior year because of certain one-time items, a change in our accounting for income taxes for interim periods, and the variability in discontinued operations due to the timing of dispositions.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

	Quarter ended December 31
(millions of U.S. dollars, except per common share amounts)	2004	2003
Earnings attributable to common shares	437	395
Adjustments for one-time items:
Net other expense	4	5
Tax on above	(1)	—
Release of tax credits	(6)	(64)
Normalization of tax rate	14	—
Discontinued operations	(124)	2
Adjusted earnings from continuing operations attributable to common shares	324	338
Adjusted earnings per common share from continuing operations	$0.49	$0.52

On a comparable basis, our adjusted earnings from continuing operations decreased as higher operating profit and lower interest expense were offset by higher income tax expense.

Liquidity and Capital Resources

Financial Position

At December 31, 2004, our total assets were $19,643 million, which represented a 5% increase from the total of $18,685 million at December 31, 2003. This increase was primarily due to the impact of foreign currency translation, an increase in intangible assets arising from acquisitions and an increase in capital expenditures, partly offset by the effect of depreciation and amortization and the sale of our Thomson Media group.

Our total assets by market group as of December 31, 2004 and 2003 were as follows:

2004 ASSETS BY MARKET GROUP

	Year ended December 31
(millions of U.S. dollars)	2004	2003
Thomson Legal & Regulatory	7,510	7,414
Thomson Learning	5,549	5,109
Thomson Financial	3,518	2,915
Thomson Scientific & Healthcare	1,600	995
Corporate and other	1,466	1,752
Discontinued operations	—	500
Total assets	19,643	18,685

The following table presents comparative information related to net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders’ equity and the ratio of net debt to shareholders’ equity.

	As at December 31
(millions of U.S. dollars)	2004	2003
Short-term indebtedness	7	87
Current portion of long-term debt	295	484
Long-term debt	4,013	3,684
Total debt	4,315	4,255
Swaps	(192)	(199)
Total debt after swaps	4,123	4,056
Less: cash and cash equivalents	(405)	(683)
Net debt	3,718	3,373
Shareholders’ equity	9,962	9,193
Net debt/equity ratio	0.37:1	0.37:1

The following table displays the changes in our shareholders’ equity for the year ended December 31, 2004.

(millions of U.S. dollars)
Balance at December 31, 2003	9,193
Earnings attributable to common shares for the year ended December 31, 2004	1,008
Additions to contributed surplus related to stock incentive and purchase plans	37
Issuance of common shares under stock incentive plans	9
Common share dividend payments	(484)
Change in cumulative translation adjustment	199
Balance at December 31, 2004	9,962

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities.

	Moody’s	Standard & Poor’s	Dominion Bond Rating Service
Long-term debt	A3	A–	A (low)
Commercial paper	—	—	R-1 (low)
Trend/Outlook	Stable	Stable	Stable

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

At December 31, 2004, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions.

OPERATING ACTIVITIES. Cash provided by our operating activities in 2004 was $1,808 million compared to $1,654 million for 2003. The change primarily reflected the increase in adjusted EBITDA from 2004 compared to 2003 and higher voluntary contributions to our pension plans in 2003.

INVESTING ACTIVITIES. Cash used in our investing activities in 2004 was $1,463 million compared to $461 million for 2003. The increased use of cash in 2004 was attributable to greater spending on acquisitions, most notably our purchase of Information Holdings Inc. for $445 million and TradeWeb for $361 million. This was partially offset by an increase in proceeds from the sale of discontinued operations, notably our sale of the Thomson Media group for gross proceeds of $350 million.

Capital expenditures in 2004 increased 9% to $619 million from $568 million in 2003, which represents 7.6% of revenues for both years. Higher capital expenditures in 2004 were incurred primarily at our financial and legal and regulatory groups, and primarily related to initiatives to standardize technology platforms across businesses.

The majority of our capital expenditures is focused on technology-related investments. We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2004, approximately 69% of our total capital expenditures was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level. We expect our technology-related expenditures in 2005, as a percentage of revenues, to approximate that of 2004 as we continue to migrate a number of our significant online legal and regulatory, learning and financial services onto unified technology platforms and enhance our communication infrastructure.

FINANCING ACTIVITIES. Cash used in our financing activities was $629 million for the year ended December 31, 2004, compared to $1,228 million for the year ended December 31, 2003. The decreased use of cash largely reflected lower common dividends and the redemption of our Series V preference shares in 2003. The lower common dividend payments were primarily due to a special dividend of $279 million paid in April 2003 in connection with the sale of our 20% interest in BGM. The decrease in dividends reinvested was because our principal shareholder, The Woodbridge Company Limited, or Woodbridge, agreed to discontinue its commitment to participate in our dividend reinvestment plan. For more information, see the section entitled “Related Party Transactions” below.

The following table sets forth our common dividend activity. Prior to July 2003, reinvested dividends related primarily to Woodbridge.

	Year ended December 31
(millions of U.S. dollars)	2004	2003
Regular dividends declared	495	473
Special dividends declared	—	279
Dividends reinvested	(11)	(94)
Dividends paid	484	658

The following describes our significant financing activities from each year.

In November 2004, we redeemed Cdn$1.2 billion (US$0.8 billion) of debt securities and settled all associated currency and interest rate swaps. A loss of $53 million was recorded as a result of these redemptions, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two debt offerings that we also completed in November 2004. The offerings included Cdn$300 million of 4.35% notes due December 1, 2009 and Cdn$600 million of 5.20% notes due December 1, 2014. We entered into a swap for the 4.35% notes that converted the obligation to US$246 million at a fixed interest rate of 3.92%. We also entered into three combination currency and interest rate swaps for the 5.20% notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88% on US$246 million, 4.75% on US$123 million and a floating rate of interest on the remaining US$123 million.

In July 2004, we repaid Cdn$250 million of 9.15% notes for US$182 million, and repaid US$150 million of private placement debt.

We completed two long-term debt offerings in the second quarter of 2004. In May 2004, we completed an offering of US$250 million of 4.75% global notes due 2010. In June 2004, we completed an offering of Cdn$250 million of 4.50% notes due 2009. We entered into currency swaps to convert the obligation to US$184 million at a floating rate of interest. The net proceeds of $432 million from these offerings were used to repay other indebtedness and for other general corporate purposes.

In August 2003, we completed an offering of $450 million of global unsecured notes, raising approximately $445 million in net proceeds after expenses. The offering included $200 million of 4.25% notes due 2009 and $250 million of 5.25% notes due 2013. We entered into an interest rate swap related to the 4.25% notes to convert the notes from a fixed rate of interest to a floating rate of interest. This interest rate swap was unwound in 2004. We used a portion of the proceeds to redeem $250 million of preferred shares issued to a subsidiary of Woodbridge (which shares previously had been included in “Long-term debt” in our consolidated balance sheet) and used the balance of the proceeds to repay other outstanding indebtedness and for general corporate purposes.

In September 2003, we filed shelf registration statements covering the sale of up to $2 billion in debt securities in the United States and Canada. As of December 31, 2004, $0.8 billion under the registrations remained available. The shelf registrations are valid until October 2005.

In April 2003, we redeemed all 18,000,000 of our outstanding Series V preference shares for $308 million, plus $3 million of associated tax.

FREE CASH FLOW. The following table sets forth a calculation of our free cash flow for 2004 and 2003.

	Year ended December 31
(millions of U.S. dollars)	2004	2003
Net cash provided by operating activities	1,808	1,654
Additions to property and equipment	(619)	(568)
Other investing activities	(60)	(83)
Dividends paid on preference shares	(3)	(11)
Additions to property and equipment of discontinued operations	(3)	(9)
Free cash flow	1,123	983

Our free cash flow for 2004 benefited from increased adjusted EBITDA and lower voluntary pension contributions. Those items, however, were partially offset by higher capital expenditures, higher tax payments due to higher taxable earnings and the timing of accounts receivable collections and receipts of advanced payments from customers.

CREDIT FACILITIES AND COMMERCIAL PAPER PROGRAM. As of December 31, 2004, we maintained revolving unsecured credit facilities of $1.56 billion and a commercial paper program authorized to issue up to Cdn$1 billion. Borrowings under our commercial paper program reduce the amount available to us under our credit facilities. At December 31, 2004, our credit lines and related activity were as follows:

(millions of U.S. dollars)

Type	Credit lines	Amount drawn	Commercial paper outstanding	Lines available
Multi-year	1,040	(70)	—	970
364-day	520	—	—	520
Total	1,560	(70)	—	1,490

Our multi-year facilities currently expire in March 2008. Of our 364-day facilities, $325 million expires in March 2005 and the remaining $195 million expires in September 2005. In March 2005, we intend to finalize amendments to these credit facilities that will extend the multi-year facility maturities to March 2010, increase the aggregate amount of these facilities to $1.60 billion and terminate the 364-day facilities. Our facilities are structured such that, if our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS. The following table presents a summary of our long-term debt and related currency swap instruments, as well as our off-balance sheet contractual obligations as of December 31, 2004 for the years indicated.

(millions of U.S. dollars)	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	295	86	342	835	652	2,098	4,308
Currency swap instruments	—	—	(25)	(69)	(22)	(76)	(192)
Hedged debt	295	86	317	766	630	2,022	4,116
Operating lease payments	200	172	148	112	92	340	1,064
Unconditional purchase obligations	82	40	16	12	11	1	162
Capital commitments to investees	10	—	—	—	—	—	10
Total	587	298	481	890	733	2,363	5,352

We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. With certain real property leases, we guarantee the rental obligations of some of our subsidiaries that are tenants. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

We have various unconditional purchase obligations. These obligations are for materials, supplies and services incident to the ordinary conduct of business.

We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. In connection with the acquisition of TradeWeb in 2004, we are obligated for contingent consideration up to $150 million over the next three years if certain performance measures are achieved. The contingent consideration associated with TradeWeb is the largest for which we may become liable. We do not believe that additional payments in connection with other transactions would have a material impact on our financial statements. Additionally, we have capital commitments to investees of $10 million, which are payable upon demand.

In certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. These guarantees generally require that we maintain a minimum amount of share capital and retained earnings and that our net debt-to-equity ratio not exceed 2.0:1.

Other than as described above, we do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

For the foreseeable future, we believe that cash from our operations and available credit facilities are sufficient to fund our future cash dividends, debt service, projected capital expenditures and acquisitions that we pursue in the normal course of business.

CONTINGENCIES. In October 2004, our financial group received a subpoena from the U.S. Securities and Exchange Commission (SEC) for certain documents related to the operations of its Capital Markets Intelligence (CMI) business. CMI is one of several companies providing market intelligence services. CMI collects stock ownership data solely as an appointed agent of its public company clients seeking a better understanding of their institutional shareholder base. In 2004, approximately $34 million of our financial group’s CMI revenues were related to the identification of institutional investors for its clients. We are cooperating fully with the SEC. At this time, we do not anticipate that the outcome of this matter will have a material adverse impact to our financial condition.

In January 2005, we became aware of an inquiry by the Serious Fraud Office (SFO) in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of our customers in our Sweet & Maxwell and Gee businesses in the United Kingdom. We are cooperating fully with the authorities in their inquiry. At this time, we do not anticipate that the outcome of this matter will have a material adverse impact to our financial condition.

Income tax contingencies are outlined in the income tax expense discussion of the section entitled “Results of Operations.”

Market Risks

Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease our revenues, earnings and the carrying values of our assets and liabilities in our consolidated balance sheet. Changes in exchange rates between 2003 and 2004 increased our revenues by approximately 2%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders’ equity. In 2004, we recorded cumulative translation gains of $199 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

We use derivative instruments only to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we generally enter into currency swap arrangements to effectively convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2004, 98% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

At December 31, 2004, after taking into account swap agreements, 83% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in floating interest rates would increase or decrease our full-year interest expense by approximately $7 million.

Set out below are the U.S. dollar equivalents of our local currency revenues and operating profit for the year ended December 31, 2004. Based on our 2004 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full year revenues and operating profit by the following amounts:

(millions of U.S. dollars)

Currency	Revenues as reported	Impact on revenues	Operating profit as reported	Impact on operating profit
U.S. dollar	6,443	—	1,181	—
British pound sterling	728	73	54	5
Canadian dollar	259	26	37	4
Euro	238	24	40	4
Australian dollar	164	16	15	2
Other	266	27	14	1
Total	8,098	166	1,341	16

In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to certain risks that are inherent in doing business in certain jurisdictions outside North America, including difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and potential instability of international economies and governments.

Related Party Transactions

As at February 22, 2004, Kenneth R. Thomson, through Woodbridge and its affiliates, controlled approximately 69% of our common shares. Mr. Thomson is a member of our board of directors.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2004 and 2003, the total amounts charged to Woodbridge for these rentals and services were approximately $3 million and $2 million, respectively. Additionally, in 2004 and 2003 we paid one of our directors, Mr. J.A. Tory, $80,000 and $89,000, respectively, for advisory services in connection with our long-term tax and capital strategies.

The employees of Jane’s Information Group, a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as the defined contribution plan in the United States. For the pension plans, the liability associated with the active employees of Jane’s as of the date of sale was assumed by Woodbridge as part of its purchase. Jane’s makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million over five years. Mr. Denning, one of our directors and chairman of our Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In 2004, we renewed our agreement with Woodbridge that reduces the cost of our directors’ and officers’ insurance coverage. Under the terms of the agreement, we maintain standard directors’ and officers’ insurance for any amount up to $90 million with a third party insurance company. Woodbridge indemnifies this insurer for all liability in excess of $15 million but less than $90 million. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $750,000, which is less than the premium that we would have paid for commercial insurance.

In November 2004, we sold our interest in a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by our controlling shareholder, Kenneth R. Thomson, for $14 million in cash. We had certain Canadian non-capital tax losses that we did not expect to be able to utilize prior to their expiry, and had established valuation allowances against the tax benefit of these losses in prior years. Under Canadian law, certain tax losses may only be transferred to related companies, such as those affiliated with Kenneth R. Thomson. The transaction was recorded at the exchange amount and a gain of $14 million was recorded within “Net other income” within the consolidated statement of earnings and retained earnings. In connection with this transaction, we obtained a tax ruling and Deloitte & Touche LLP, an independent accounting firm retained by our Corporate Governance Committee, provided an opinion based on their experience as professional business valuators that the sale price was not less than the fair market value of the tax losses and represented a reasonable negotiated price between us and the purchaser from a financial point of view. After receiving the recommendation of the Corporate Governance Committee, our board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In September 2003, we redeemed $250 million of preferred shares issued by a Thomson subsidiary to a subsidiary of Woodbridge. The shares, which were originally issued in February 2001 and exchanged in February 2002 for separate preferred shares in the same face amount, paid a fixed annual dividend of 4.5% and by their original terms were redeemable at the option of either Woodbridge or us beginning February 2006 and annually thereafter. Prior to the redemption, the shares were included within “Long-term debt” in the consolidated balance sheet.

In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan (DRIP). Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005. All eligible Thomson shareholders including Woodbridge, retain the ability to reinvest their dividends in Thomson stock on a voluntary basis under the DRIP.

In March 2003, we sold our 20% interest in BGM to a company that is owned by the Thomson family for $279 million. Our board of directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. One of our directors is also a director of the parent company of the financial advisor, but was not a member of the committee. In connection with the sale, we paid a special dividend equal to the proceeds received of $0.428 per common share.

Employee Future Benefits

We sponsor defined benefit plans providing pension and other post-retirement benefits to covered employees. The largest plan consists of a qualified defined benefit pension plan in the United States. Other smaller plans exist primarily in the United Kingdom and Canada. We use a measurement date of September 30 for the majority of these plans.

Management currently estimates that the 2005 cost of employee future benefits will increase by approximately $18 million. The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected rate of return on assets and a discount rate to measure obligations. We consult with our actuary regarding the selection of these assumptions each year.

In determining our long-term rate of return assumption for our pension plans, we evaluated historical investment returns, as well as input from investment advisors. For our primary pension plan in the United States, we also consider our actuary’s simulation model of expected long-term rates of return assuming our targeted investment portfolio mix. We will reduce our 2005 assumption of the expected rate of return on assets available to fund obligations for our primary pension plan in the United States by 0.25%. While the actual return on plan assets exceeded their expected rate of return in 2004, management nevertheless decided to adopt a more conservative long-term return for this plan. Lowering the expected rate of return on assets for this plan by another 0.25% would increase pension expense by less than $3 million in 2005.

Our discount rate is selected based on a review of current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. In developing the discount rate assumption for our primary pension plan in the United States for 2005, we reviewed the high-grade bond indices published by Moody’s and Merrill Lynch as of September 30, 2004, which are based on debt securities with average durations of 10-15 years. The duration of each bond index is shorter than the duration of our expected future cash outflows for the plan, reflecting the younger workforce in our businesses. To appropriately reflect the timing and amounts of the plan’s expected future pension benefit payments, our actuary analyzed market data and constructed a hypothetical yield curve that represents yields on high quality zero-coupon bonds with durations that mirrored the duration of the expected payment stream of the benefit obligation. The discount rate determined on this basis approximated that of the prior year. Lowering the discount rate by 0.25% would result in an increase in pension expense of approximately $8 million in 2005.

As of December 31, 2004, we had cumulative unrecognized actuarial losses associated with all of our pension plans of $537 million, compared to $574 million at December 31, 2003. The large majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates primarily in the United States. These amounts also include actuarial gains and losses associated with the difference between our expected and actual returns on plan assets. Actuarial gains and losses are included in the calculation of our annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10%

of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately 8 years at December 31, 2004). Unrecognized actuarial gains and losses below the 10% corridor are deferred. In applying this amortization method, the estimated pension expense for 2005 includes $34 million of the unrecognized actuarial losses at December 31, 2004.

As of December 31, 2004, the fair value of plan assets for our primary pension plan in the United States represented about 96% of the plan’s projected benefit obligation. Given the strong funded status of this plan, we did not make any voluntary contributions in 2004. In the fourth quarter of 2004, we voluntarily contributed $7 million to a benefit plan in the United Kingdom. In September 2003, we contributed $50 million to our primary pension plan in the United States and, in the fourth quarter of 2003, contributed $31 million to various benefit plans, principally in the United Kingdom and Canada. While none of these contributions were required under the applicable funding rules and regulations governing each country, we decided to make the voluntary contributions to further improve the funding of the plans.

We are not required to make contributions to our primary pension plan in the United States in 2005. However, from time to time, we may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, we cannot predict whether, or the amount, we may elect to voluntarily contribute in 2005.

We provide postretirement healthcare benefits for certain retired employees. However, these liabilities are significantly less than those associated with our pension plans. Retired employees share a portion of the cost of these benefits. We fund the accrued costs of these plans as benefits are paid. Annual postretirement expense for 2005 was calculated based upon a number of actuarial assumptions, including a healthcare cost trend rate of 10% that declines 100 basis points per year for five years, and thereafter remains constant at 5%. The healthcare cost trend rate is based on our actual medical claims experience and future projections of medical costs. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $15 million at December 31, 2004.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We have determined the portions of our U.S. benefit plan that are actuarially equivalent and anticipate that it will be eligible to receive a subsidy beginning in 2006. We assessed and quantified this benefit in the second quarter of 2004 and, in accordance with Canadian Institute of Chartered Accountants (CICA) Handbook Section 3461, Employee Future Benefits and U.S. Financial Accounting Standards Board (FASB) Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, have prospectively applied the expected benefit from the subsidy in our determination of benefit plan expense. This benefit reduced the employee benefit plans expense by $1 million in 2004.

Subsequent Events

As noted in the discussion of contingencies in the section entitled “Cash Flow,” in January 2005, we became aware of an inquiry by the SFO in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of our customers in our Sweet & Maxwell and Gee businesses.

As noted under the section entitled “Related Party Transactions,” in February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million over five years.

Accounting Changes

Derivatives and Hedging Activity

Effective January 1, 2004, we adopted Accounting Guideline AcG-13, Hedging Relationships, and Emerging Issues Committee (EIC) Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the conditions for applying hedge accounting, including the identification, designation, documentation and effectiveness of hedging relationships. EIC Abstract 128 requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13 be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

As a result of the new guidance, certain derivatives previously accounted for as hedges no longer qualify for such treatment under AcG-13. In accordance with AcG-13, the deferred loss on these instruments as of January 1, 2004 of $26 million will be recognized in “Net interest expense and other financing costs” as the hedged items to which these derivatives formerly related are recognized in earnings. The change in the fair value of these derivative instruments subsequent to January 1, 2004 will also be recognized within “Net interest expense and other financing costs.” For the year ended December 31, 2004, a net benefit of $1 million was recognized within “Net interest expense and other financing costs” relative to this new guidance. The net amount recognized consisted of amortization of the deferred loss incurred prior to January 1, 2004 of $10 million and the recognition of the change in the fair value of these derivatives, which resulted in income of $11 million.

Asset Retirement Obligations

Effective January 1, 2004, we adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of our prior periods. The new guidance describes how to recognize and measure obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

Our only asset retirement obligations are obligations to restore leased facilities upon termination of the leases. For the year ended December 31, 2004, we recorded expense of $2 million related to these obligations. The expense for the prior year was $2 million. Details of the restatements made to previously reported results are discussed in Note 2 to our consolidated financial statements.

Accounting for Income Taxes in Interim Periods

In the first quarter of 2004, we refined the calculation by which we allocate estimated full year income tax expense among interim periods. Previously, the estimated full year effective tax rate for the consolidated results was applied to the relevant interim period’s consolidated pre-tax income. Beginning in 2004, we estimate separate annual effective income tax rates for each taxing jurisdiction and individually apply such rates to the interim period’s pre-tax income of each jurisdiction. This change was accounted for as a change in estimate. As a result of this change, we recognized less income tax expense in the first half of 2004, and more in the second half of 2004, than we would have under our previous calculation. There was no impact on the full year income tax expense.

Revenue Recognition

EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, Revenue Recognition, became effective January 1, 2004. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. Because we previously applied the provisions of SAB 104, the adoption of EIC Abstract 141 did not impact our consolidated financial statements.

Also effective January 1, 2004 was EIC Abstract 142, Revenue Arrangements with Multiple Deliverables. This Abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to U.S. GAAP set forth in Emerging Issues Task Force (EITF) Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables. Because we previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 did not impact our consolidated financial statements.

Generally Accepted Accounting Principles

Effective for our fiscal year beginning January 1, 2004 was CICA Handbook Section 1100, Generally Accepted Accounting Principles. This Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within Canadian GAAP. This Handbook Section did not impact our consolidated financial statements.

Critical Accounting Policies

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in Note 1 to our consolidated financial statements.

Revenue Recognition

Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Certain incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Revenues from sales of products such as books, that are separate and distinct from any other product and carry no further substantive performance obligations on our part after shipment, are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. We recognize revenues from sales of discrete products net of estimated returns. Significant judgment is involved in estimating future returns. Estimates are made after taking into account historical experience and current market conditions. If future returns differ from our estimates, the impact would be recorded against future revenues and profits.

For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.

Capitalized Software

A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance.

Identifiable Intangible Assets and Goodwill

We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.

We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, or a significant change in legal factors or in the business climate that could affect the value of the asset.

We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:

IDENTIFIABLE INTANGIBLE ASSETS WITH FINITE LIVES

We compare the expected undiscounted future operating cash flows associated with the asset to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.

IDENTIFIABLE INTANGIBLE ASSETS WITH INDEFINITE LIVES

Selected trade names comprise the balance of our identifiable intangible assets with indefinite lives. We determine the fair values of our intangible assets with indefinite lives using an income approach, the relief from royalties method. Impairment is recognized when the carrying amount exceeds fair value.

GOODWILL

We test goodwill for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:

•                  In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•                  In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit’s goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors.

As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change.

Income Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. For interim periods, we provide income taxes based on our estimate of how much we will earn in each jurisdiction for the full year. To the extent that our forecasts differ from actual results, we must true-up our estimates of income tax expense. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. To the extent our estimates differ from the final tax return, our earnings would be affected in a subsequent period.

Estimation of income taxes includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.

Our accounting for income taxes requires us to exercise judgment for issues relating to known matters under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies when, in our judgment, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.

Employee Future Benefits

The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are re-evaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise us on the selection of assumptions. See further discussion under the section entitled “Employee Future Benefits.”

Recently Issued Accounting Standards

The Accounting Standards Board and the Emerging Issues Committee, or EIC, of the CICA, have recently issued the following accounting standards that are applicable to our activities in future periods.

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004. We have assessed the impact of AcG-15 and the adoption will not have an impact on the consolidated financial statements.

Financial Instruments and Comprehensive Income

In January 2005, the CICA approved the issuance of Handbook Section 1530, Comprehensive Income; Handbook Section 3855, Financial Instruments – Recognition and Measurement; and Handbook Section 3865, Hedges. The new Handbook Sections are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for us is January 1, 2007.

These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Additionally, the Handbook Sections introduce a new component of equity referred to as comprehensive income. For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board (FASB).

Handbook Section 1530 requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders’ equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities. While we are in the process of assessing the impact of these standards, we do not expect that their adoption will have a material impact on our consolidated statement of earnings and retained earnings.

Additional Information

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our Company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.

Changes in Internal Controls over Financial Reporting

There was no change in our Company’s internal control over financial reporting that occurred during our last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of February 22, 2005, we had outstanding 655,201,616 common shares and 6,000,000 Series II preference shares.

Public Securities Filings

You may access other information about our Company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Forward-Looking Statements

Certain information in this management’s discussion and analysis, particularly under the heading “2005 Financial Outlook,” are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers’ needs, attract new customers or expand into new geographic markets; failures or disruptions of our electronic delivery systems or the Internet; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; and impairment of goodwill and identifiable intangible assets. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is contained in our current annual report on Form 40-F. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Reconciliations

Reconciliation of Adjusted EBITDA to Net Earnings and Adjusted Operating Profit to Operating Profit

	For the year ended December 31, 2004
(millions of U.S. dollars) (unaudited)	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Ongoing	Disposals	Total
Adjusted EBITDA	1,085	521	480	251	(86)	2,251	(4)	2,247
Less:
Depreciation	(203)	(194)	(182)	(29)	(12)	(620)	—	(620)
Adjusted operating profit	882	327	298	222	(98)	1,631	(4)	1,627
Less:
Amortization	(106)	(69)	(82)	(29)	—	(286)	—	(286)
Operating profit	776	258	216	193	(98)	1,345	(4)	1,341
Net other income								24
Net interest expense and other financing costs								(235)
Income taxes								(267)
Equity in net losses of associates, net of tax								—
Earnings from continuing operations								863
Earnings from discontinued operations, net of tax								148
Net earnings								1,011

	For the year ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Ongoing	Disposals	Total
Adjusted EBITDA	979	520	403	217	(83)	2,036	4	2,040
Less:
Depreciation	(182)	(184)	(175)	(31)	(14)	(586)	(1)	(587)
Adjusted operating profit	797	336	228	186	(97)	1,450	3	1,453
Less:
Amortization	(106)	(83)	(64)	(26)	—	(279)	—	(279)
Operating profit	691	253	164	160	(97)	1,171	3	1,174
Net other income								74
Net interest expense and other financing costs								(252)
Income taxes								(150)
Equity in net losses of associates, net of tax								(13)
Earnings from continuing operations								833
Earnings from discontinued operations, net of tax								32
Net earnings								865

	For the quarter ended December 31, 2004
(millions of U.S. dollars) (unaudited)	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Ongoing	Disposals	Total
Adjusted EBITDA	334	184	140	117	(37)	738	(1)	737
Less:
Depreciation	(58)	(51)	(48)	(8)	(1)	(166)	—	(166)
Adjusted operating profit	276	133	92	109	(38)	572	(1)	571
Less:
Amortization	(28)	(17)	(23)	(8)	—	(76)	—	(76)
Operating profit	248	116	69	101	(38)	496	(1)	495
Net other expense								(4)
Net interest expense and other financing costs								(59)
Income taxes								(119)
Equity in net earnings of associates, net of tax								1
Earnings from continuing operations								314
Earnings from discontinued operations, net of tax								124
Net earnings								438

	For the quarter ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Ongoing	Disposals	Total
Adjusted EBITDA	322	219	102	97	(34)	706	1	707
Less:
Depreciation	(48)	(53)	(44)	(8)	(3)	(156)	(1)	(157)
Adjusted operating profit	274	166	58	89	(37)	550	—	550
Less:
Amortization	(26)	(20)	(17)	(6)	—	(69)	—	(69)
Operating profit	248	146	41	83	(37)	481	—	481
Net other expense								(5)
Net interest expense and other financing costs								(60)
Income taxes								(17)
Equity in net losses of associates, net of tax								(1)
Earnings from continuing operations								398
Loss from discontinued operations, net of tax								(2)
Net earnings								396

Reconciliation of Adjusted EBITDA Margin and Adjusted Operating Profit Margin to Operating Profit Margin

	For the year ended December 31, 2004
(as a percentage of revenue) (unaudited)	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Ongoing	Disposals		Total
Adjusted EBITDA	32.0%	24.0%	27.7%	30.0%	27.8%	(100.0	) %	27.7%
Less:
Depreciation	(6.0)%	(9.0)%	(10.5)%	(3.4)%	(7.6)%	—		(7.6)%
Adjusted operating profit	26.0%	15.0%	17.2%	26.6%	20.2%	(100.0	) %	20.1%
Less:
Amortization	(3.1)%	(3.1)%	(4.7)%	(3.5)%	(3.6)%	—		(3.5)%
Operating profit	22.9%	11.9%	12.5%	23.1%	16.6%	(100.0)%		16.6%

	For the year ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Ongoing	Disposals	Total
Adjusted EBITDA	31.2%	25.3%	26.7%	28.6%	27.4%	22.2%	27.4%
Less:
Depreciation	(5.8)%	(8.9)%	(11.6)%	(4.1)%	(7.9)%	(5.5)%	(7.9)%
Adjusted operating profit	25.4%	16.4%	15.1%	24.5%	19.5%	16.7%	19.5%
Less:
Amortization	(3.4)%	(4.1)%	(4.2)%	(3.4)%	(3.7)%	—	(3.7)%
Operating profit	22.0%	12.3%	10.9%	21.1%	15.8%	16.7%	15.8%

	For the quarter ended December 31, 2004
(as a percentage of revenue) (unaudited)	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Ongoing	Disposals	Total
Adjusted EBITDA	35.3%	28.6%	29.5%	43.0%	31.7%	(50.0)%	31.7%
Less:
Depreciation	(6.1)%	(7.9)%	(10.1)%	(2.9)%	(7.1)%	—	(7.2)%
Adjusted operating profit	29.2%	20.7%	19.4%	40.1%	24.6%	(50.0)%	24.5%
Less:
Amortization	(3.0)%	(2.7)%	(4.8)%	(3.0)%	(3.3)%	—	(3.2)%
Operating profit	26.2%	18.0%	14.6%	37.1%	21.3%	(50.0)%	21.3%

	For the quarter ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Ongoing	Disposals	Total
Adjusted EBITDA	35.7%	35.7%	26.6%	40.2%	33.2%	33.3%	33.2%
Less:
Depreciation	(5.3)%	(8.7)%	(11.5)%	(3.3)%	(7.4)%	(33.3)%	(7.4)%
Adjusted operating profit	30.4%	27.0%	15.1%	36.9%	25.8%	—	25.8%
Less:
Amortization	(2.9)%	(3.2)%	(4.4)%	(2.5)%	(3.2)%	—	(3.2)%
Operating profit	27.5%	23.8%	10.7%	34.4%	22.6%	—	22.6%

Reconciliation of Return on Invested Capital (ROIC) to GAAP Measures

(millions of U.S. dollars)	For the year ended or as at December 31
(unaudited)	2004	2003	2002
Calculation of adjusted operating profit after taxes
Operating profit	1,341	1,174
Add:
Amortization	286	279
Adjusted operating profit of discontinued operations	34	68
Adjusted operating profit – including discontinued operations	1,661	1,521
Cash taxes paid (continuing operations)	(285)	(237)
Post-tax adjusted operating profit	1,376	1,284

Calculation of adjusted invested capital
Equity	9,962	9,193	8,961
Total debt	4,315	4,255	4,121
Invested capital	14,277	13,448	13,082
Adjustments:
Cash and other investments(1)	(420)	(696)	(724)
Debt swaps(2)	(192)	(199)	161
Current and long-term deferred taxes(1)	1,356	1,427	1,413
Accumulated amortization and non-cash goodwill(3)	1,586	1,336	990
Present value of operating leases(4)	832	879	819
Historical intangible asset write-downs(5)	147	248	336
Other(1)	1,125	1,072	1,151
Adjusted invested capital	18,711	17,515	17,228
Average invested capital	18,113	17,372
Return on invested capital	7.6%	7.4%

(1)          Items excluded as not deemed components of invested capital; “Other” primarily consists of non-current liabilities.

(2)          Exclude debt swaps as balances are financing rather than operating related.

(3)          Exclude accumulated amortization as only gross identifiable intangible assets and goodwill cost is considered component of invested capital. Exclude goodwill arising from adoption of CICA 3465. This goodwill was created via deferred tax liability instead of cash purchase price.

(4)          Present value of operating leases deemed component of invested capital.

(5)          Add back write-downs that were not cash transactions.

Quarterly Information (unaudited)

The following table presents a summary of our segments and consolidated operating results for each of the eight quarters ended March 31, 2003 through December 31, 2004.

The following table includes measurements for Adjusted EBITDA and Adjusted operating profit which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our statement of earnings and retained earnings for the year ended December 31, 2004 are included in this management’s discussion and analysis.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars)	2004	2003	2004	2003	2004	2003	2004	2003
Revenues
Legal & Regulatory	774	675	833	768	840	793	946	902
Learning	351	327	428	397	752	714	643	614
Financial	389	380	416	375	455	372	474	383
Scientific & Healthcare	177	169	200	181	187	169	272	241
Eliminations	(11)	(10)	(11)	(12)	(11)	(8)	(10)	(12)
	1,680	1,541	1,866	1,709	2,223	2,040	2,325	2,128
Disposals(1)	2	7	—	4	—	4	2	3
	1,682	1,548	1,866	1,713	2,223	2,044	2,327	2,131
Adjusted EBITDA
Legal & Regulatory	208	151	271	244	272	262	334	322
Learning	(16)	(23)	51	46	302	278	184	219
Financial	101	94	111	101	128	106	140	102
Scientific & Healthcare	30	34	54	46	50	40	117	97
Corporate and other	(13)	(10)	(19)	(24)	(17)	(15)	(37)	(34)
	310	246	468	413	735	671	738	706
Disposals(1)	(3)	2	—	1	—	—	(1)	1
	307	248	468	414	735	671	737	707
Adjusted operating profit (loss)(2)
Legal & Regulatory	160	108	223	200	223	215	276	274
Learning	(54)	(57)	11	9	237	218	133	166
Financial	58	49	68	59	80	62	92	58
Scientific & Healthcare	23	27	47	37	43	33	109	89
Corporate and other(1)	(17)	(14)	(22)	(27)	(21)	(19)	(38)	(37)
	170	113	327	278	562	509	572	550
Disposals(1)	(3)	2	—	1	—	—	(1)	—
	167	115	327	279	562	509	571	550

The following table includes measurements for Adjusted earnings and Adjusted earnings per common share which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our statement of earnings and retained earnings are included in this management’s discussion and analysis.

(millions of U.S. dollars, except	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
per common share amounts)	2004	2003	2004	2003	2004	2003	2004	2003
Earnings from continuing operations	41	39	180	101	328	295	314	398
Discontinued operations, net of tax	(4)	8	12	14	16	12	124	(2)
Net earnings	37	47	192	115	344	307	438	396
Dividends declared on preference shares	(1)	(5)	(1)	(2)	—	(1)	(1)	(1)
Net gain on redemption of Series V preference shares	—	24	—	(3)	—	—	—	—
Earnings attributable to common shares	36	66	191	110	344	306	437	395
Basic and fully diluted earnings (loss) per common share(3)
From continuing operations	$0.06	$0.09	$0.27	$0.15	$0.50	$0.45	$0.48	$0.61
From discontinued operations	(0.01)	0.01	0.02	0.02	0.02	0.02	0.19	(0.01)
	$0.05	$0.10	$0.29	$0.17	$0.52	$0.47	$0.67	$0.60
Supplemental information
Earnings attributable to common shares as above	36	66	191	110	344	306	437	395
Adjust: one-time items, net of tax, resulting from other (income) expense, net gain on redemption of Series V preference shares, tax settlements, and tax rate normalization, net	(17)	(81)	(29)	3	(20)	(14)	11	(59)
Discontinued operations	4	(8)	(12)	(14)	(16)	(12)	(124)	2
Adjusted earnings (loss) from continuing operations	23	(23)	150	99	308	280	324	338
Adjusted basic and diluted earnings (loss) per common share from continuing operations	$0.04	$(0.04)	$0.23	$0.15	$0.47	$0.43	$0.49	$0.52

(1)          Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(2)          Before amortization.

(3)          Per common share amounts for the quarter are computed independently and, due to the computation formula, the sum of the quarters may not equal the year-to-date period. Please see the section entitled “Seasonality.”

Selected Financial Data

The following tables present selected financial data for the three most recent years and are derived from our consolidated financial statements.

	For the years ended or as at December 31
(millions of U.S. dollars, except per share amounts)	2004	2003	2002
Revenues	8,098	7,436	7,270
Earnings from continuing operations	863	833	541
Earnings from discontinued operations, net of tax	148	32	63
Net earnings	1,011	865	604
Basic and fully diluted earnings per common share	$1.54	$1.34	$0.91
Total assets	19,643	18,685	18,556
Total long-term liabilities	6,598	6,347	6,390
Total shareholders’ equity	9,962	9,193	8,961
Dividends per common share – ordinary (US$)	$0.755	$0.725	$0.705
Dividends per common share – special (US$)	—	$0.428	—
Dividends per Series II preferred share (Cdn$)	$0.70	$0.82	$0.73
Dividends per Series V preferred share (Cdn$)(1)	—	$0.32	$1.00

Supplemental Information (unaudited)

	For the years ended December 31
(millions of U.S. dollars, except per common share amounts)	2004	2003	2002
Earnings attributable to common shares	1,008	877	585
Adjustments:
One time items:
Net other expense (income)	(24)	(74)	35
Restructuring charges	—	—	4
Tax on above items	10	8	—
Release of tax credits	(41)	(64)	—
BGM goodwill impairment	—	—	67
Net gain on redemption of Series V preference shares	—	(21)	—
Earnings from discontinued operations	(148)	(32)	(63)
Adjusted earnings from continuing operations(2)	805	694	628
Adjusted basic and fully diluted earnings per common share from continuing operations(2)	$1.23	$1.06	$0.98

(1)          Redeemed in April 2003.

(2)          Non-GAAP financial measure. See the “Reconciliations” section of this management’s discussion and analysis.

Management Report

The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

The board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Corporation’s independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the board of directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors.

/s/ Richard J. Harrington	/s/ Robert D. Daleo
Richard J. Harrington	Robert D. Daleo
President &	Executive Vice President &
Chief Financial Officer	Chief Executive Officer

February 22, 2005

Auditors’ Report

To the shareholders of The Thomson Corporation:

We have audited the consolidated balance sheet of The Thomson Corporation (the Corporation) as at December 31, 2004 and 2003, and the consolidated statements of earnings and retained earnings and of cash flow for each of the years in the two year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Corporation’s consolidated financial statements in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ Pricewaterhousecoopers LLP
Chartered Accountants Toronto, Canada

February 22, 2005

The Thomson Corporation

Consolidated Statement of Earnings and Retained Earnings

	Year ended December 31
(millions of U.S. dollars, except per common share amounts)	2004	2003
		(notes 2 and 6)
Revenues	8,098	7,436
Cost of sales, selling, marketing, general and administrative expenses	(5,851)	(5,396)
Depreciation (note 10)	(620)	(587)
Amortization (note 11)	(286)	(279)
Operating profit	1,341	1,174
Net other income (note 3)	24	74
Net interest expense and other financing costs (note 4)	(235)	(252)
Income taxes (note 5)	(267)	(150)
Equity in net losses of associates, net of tax (note 14)	—	(13)
Earnings from continuing operations	863	833
Earnings from discontinued operations, net of tax (note 6)	148	32
Net earnings	1,011	865
Dividends declared on preference shares (note 15)	(3)	(9)
Net gain on redemption of Series V preference shares (note 15)	—	21
Earnings attributable to common shares	1,008	877
Retained earnings at beginning of year (note 2)	6,295	6,191
Deduct net gain on redemption of Series V preference shares recorded in Capital (note 15)	—	(21)
Dividends declared on common shares (note 15)	(495)	(752)
Retained earnings at end of year	6,808	6,295

Basic and diluted earnings per common share (note 7):
From continuing operations	$1.31	$1.29
From discontinued operations	0.23	0.05
Basic and diluted earnings per common share	$1.54	$1.34

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation Consolidated Balance Sheet

	December 31
(millions of U.S. dollars)	2004	2003
		(notes 2 and 6)
ASSETS
Cash and cash equivalents	405	683
Accounts receivable, net of allowances of $345 million (2003 – $339 million) (note 8)	1,648	1,497
Inventories (note 9)	312	309
Prepaid expenses and other current assets	313	307
Deferred income taxes (note 5)	214	181
Current assets of discontinued operations (note 6)	—	67
Current assets	2,892	3,044
Property and equipment, net (note 10)	1,624	1,538
Identifiable intangible assets, net (note 11)	4,721	4,334
Goodwill (note 12)	9,119	8,089
Other non-current assets	1,287	1,247
Non-current assets of discontinued operations (note 6)	—	433
Total assets	19,643	18,685
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Short-term indebtedness (note 14)	7	87
Accounts payable and accruals	1,738	1,520
Deferred revenue	1,043	939
Current portion of long-term debt (note 14)	295	484
Current liabilities of discontinued operations (note 6)	—	115
Current liabilities	3,083	3,145
Long-term debt (note 14)	4,013	3,684
Other non-current liabilities	1,015	998
Deferred income taxes (note 5)	1,570	1,608
Non-current liabilities of discontinued operations (note 6)	—	57
Total liabilities	9,681	9,492
SHAREHOLDERS’ EQUITY
Capital (note 15)	2,696	2,639
Cumulative translation adjustment (note 19)	458	259
Retained earnings	6,808	6,295
Total shareholders’ equity	9,962	9,193
Total liabilities and shareholders’ equity	19,643	18,685

The related notes form an integral part of these consolidated financial statements.

Approved by the Board

/s/ David K.R. Thomson	/s/ Richard J. Harrington

David K.R. Thomson	Richard J. Harrington
Director	Director

The Thomson Corporation Consolidated Statement of Cash Flow

	Year ended December 31
(millions of U.S. dollars)	2004	2003
		(notes 2 and 6)
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings	1,011	865
Remove earnings from discontinued operations	(148)	(32)
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software for sale	33	38
Depreciation (note 10)	620	587
Amortization (note 11)	286	279
Net gains on disposals of businesses and investments (note 3)	(53)	(52)
Loss from redemption of bonds (notes 3 and 14)	53	—
Deferred income taxes (note 5)	(3)	21
Equity in net losses of associates, net of tax (note 14)	—	13
Other, net	137	54
Voluntary pension contributions (note 16)	(7)	(81)
Changes in working capital and other items (note 21)	(157)	(107)
Cash provided by operating activities – discontinued operations (note 6)	36	69
Net cash provided by operating activities	1,808	1,654
INVESTING ACTIVITIES
Acquisitions, less cash therein of $220 million (2003 – $25 million) (note 18)	(1,337)	(211)
Proceeds from disposals (note 18)	87	288
Additions to property and equipment, less proceeds from disposals of $10 million (2003 – $6 million)	(619)	(568)
Other investing activities	(60)	(83)
Additions to property and equipment of discontinued operations (note 6)	(3)	(9)
Proceeds from disposals of discontinued operations (note 6)	474	137
Cash used in investing activities – discontinued operations (note 6)	(5)	(15)
Net cash used in investing activities	(1,463)	(461)
FINANCING ACTIVITIES
Proceeds from debt (note 14)	1,174	451
Repayments of debt (note 14)	(1,186)	(468)
Net repayments under short-term loan facilities	(90)	(230)
Premium on bond redemption (note 14)	(41)	—
Redemption of Series V preference shares (note 15)	—	(311)
Dividends paid on preference shares (note 15)	(3)	(11)
Dividends paid on common shares (note 15)	(484)	(658)
Other financing activities, net	1	(1)
Net cash used in financing activities	(629)	(1,228)
	(284)	(35)
Translation adjustments	6	9
Decrease in cash and cash equivalents	(278)	(26)
Cash and cash equivalents at beginning of period	683	709
Cash and cash equivalents at end of period	405	683

Supplemental cash flow information is provided in notes 4, 18 and 21.

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of The Thomson Corporation (“Thomson” or the “Company”) include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity. Other currency gains or losses are included in earnings.

Revenue Recognition

Revenues are recognized, net of estimated returns, when the following four criteria are met:

• persuasive evidence of an arrangement exists;

• delivery has occurred;

• the fee is fixed or determinable; and

• collectibility is probable.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

SUBSCRIPTION-BASED PRODUCTS (EXCLUDING SOFTWARE)

Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

MULTIPLE ELEMENT ARRANGEMENTS

When a sales arrangement requires the delivery of more than one product or service, the individual deliverables are accounted for separately, if applicable criteria are met. Specifically, the revenue is allocated to each deliverable if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, according to a calculation known as the residual method. Amounts allocated to delivered items are limited if there are further obligations with respect to the delivered items.

If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

SOFTWARE-RELATED PRODUCTS AND SERVICES

If the four criteria of revenue recognition are met, license fees are generally recognized ratably on a straight-line basis over the license period. Alternatively, if there is neither an associated licensing period nor future obligations, revenues are recognized upon delivery.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

OTHER SERVICE CONTRACTS

For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures.

Employee Future Benefits

Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at fair value. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or the first-in, first-out method.

Long-lived Assets

Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized within operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.

Capitalized Software

Certain costs incurred in connection with the development of software to be used internally are capitalized once the applicable criteria specified in generally accepted accounting principles are met. The capitalized amounts, net of accumulated amortization, are included in “Property and equipment, net” in the consolidated balance sheet. The amortization expense is included within “Depreciation” in the consolidated statement of earnings and retained earnings.

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are included in “Other non-current assets” in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and such amortization expense is included within “Cost of sales, selling, marketing, general and administrative expenses” in the consolidated statement of earnings and retained earnings.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	5–40 years
Furniture, fixtures and equipment	3–10 years
Computer hardware	3–5 years
Internal-use computer software	3–10 years

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested for impairment annually because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

IDENTIFIABLE INTANGIBLE ASSETS

Identifiable intangible assets with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Tradenames	2–30 years
Customer relationships	3–40 years
Databases and content	2–25 years
Publishing rights	30 years
Other	2–29 years

Identifiable intangible assets with finite lives are tested for impairment as described under “Long-lived Assets” above.

Selected tradenames comprise the balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of tradenames is determined using an income approach, specifically the relief from royalties method.

GOODWILL

Goodwill is tested for impairment on a “reporting unit” level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:

•                  In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•                  In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.

The fair value of the Company’s reporting units is determined based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors.

Investments

The equity method of accounting is used to account for investments in businesses over which Thomson has the ability to exercise significant influence. Under the equity method, investments are initially recorded at cost and the carrying amounts are adjusted to reflect the Company’s share of net earnings or losses of the investee companies, and are reduced by dividends received.

The cost method of accounting is used to account for investments in businesses over which Thomson does not have the ability to exercise significant influence.

When the estimated fair values of investments fall below their carrying values, the investments are written down when such declines are considered to be other than temporary.

Disposal of Long-lived Assets and Discontinued Operations

Long-lived assets are classified as held for sale when certain criteria are met. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Derivative Financial Instruments

In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

•                  foreign currency contracts to hedge currency exposures on non-U.S. dollar denominated debt;

•                  foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

•                  interest rate contracts to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative’s effectiveness are performed.

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on foreign currency derivative instruments designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Derivative financial instruments which do not qualify as hedges are measured at fair value with changes recognized in earnings.

Stock-based Compensation Plans

Thomson has both a stock appreciation rights (“SAR”) plan and a stock incentive plan, which are described in Note 20.

Because the benefits under the SAR plan are payable in cash, compensation expense is recognized as SARs change in value based on the fair market value of the Company’s common stock at the end of each reporting period.

Under the stock incentive plan, Thomson may grant stock options and other equity-based awards to certain employees for up to 20,000,000 shares of common stock.

STOCK OPTIONS

Options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company’s common stock on the day prior to the date of grant. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.

RESTRICTED SHARE UNITS

In 2004, the Company made an initial grant of Restricted Share Units (“RSUs”). The RSUs granted in 2004 vest over a period of four years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common stock on the day prior to the date of grant.

Recently Issued Accounting Standards

The Accounting Standards Board and the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) have recently issued the following accounting standards that are applicable to the Company’s activities in future periods.

ACCOUNTING GUIDELINE ACG-15, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004. The Company has assessed the impact of AcG-15 and the adoption will not have an impact on the consolidated financial statements.

CICA HANDBOOK SECTION 1530, COMPREHENSIVE INCOME, CICA HANDBOOK SECTION 3855, FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT AND CICA HANDBOOK SECTION 3685, HEDGES. These new Handbook Sections were issued in January 2005, and are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for Thomson is January 1, 2007.

These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Additionally, the Handbook Sections introduce a new component of equity referred to as comprehensive income. For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board (“FASB”).

Handbook Section 1530 requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders’ equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities. While Thomson is in the process of assessing the impact of these standards, the Company does not expect a material impact to the statement of earnings and retained earnings.

Comparative Amounts

Prior periods have been restated for discontinued operations and changes in accounting policies as described in Note 2. Additionally, where necessary, certain amounts for 2003 have been reclassified to conform to the current year’s presentation. Specifically, within Note 5, the December 31, 2003 valuation allowance against deferred income tax assets was decreased by $94 million, with an offsetting increase to net deferred tax liabilities related to financial instruments. Also, within Note 12, the December 31, 2002 goodwill balance by operating segment was reclassified to correspond with the current year’s presentation. Specifically, the balance of goodwill in Legal & Regulatory increased by $13 million; Learning increased by $21 million; Scientific & Healthcare increased by $1 million; and Financial decreased by $35 million. Neither of these reclassifications had an impact on any financial statement line items.

Note 2: Changes in Accounting Policies

Derivatives and Hedging Activities

Effective January 1, 2004, Thomson adopted Accounting Guideline AcG-13, Hedging Relationships, and EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the conditions for applying hedge accounting, including the identification, designation, documentation and effectiveness of hedging relationships. EIC Abstract 128 requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

As a result of the new guidance, certain derivatives previously accounted for as hedges no longer qualify for such treatment under AcG-13. In accordance with AcG-13, the deferred loss on these instruments as of January 1, 2004 of $26 million will be recognized in “Net interest expense and other financing costs” as the hedged items to which these derivatives formerly related are recognized in earnings. The change in the fair value of these derivative instruments subsequent to January 1, 2004 will also be recognized within “Net interest expense and other financing costs.” For the year ended December 31, 2004, a net benefit of $1 million was recognized within “Net interest expense and other financing costs” relative to this new guidance. The net amount recognized consisted of amortization of the deferred loss incurred prior to January 1, 2004 of $10 million and the recognition of the change in the fair value of these derivatives, which resulted in income of $11 million.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of prior periods. The new guidance describes how to recognize and measure obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

The Company’s only asset retirement obligations are obligations to restore leased facilities upon termination of the leases. For the year ended December 31, 2004, the Company recorded expense of $2 million (2003 – $2 million) related to these obligations.

The following details the restatements related to the adoption of CICA Handbook Section 3110 made to the previously reported consolidated financial statements, after taking into account reclassifications related to discontinued operations:

	Year ended December 31, 2003
Consolidated statement of earnings and retained earnings	As reported	As restated
Depreciation	584	587
Income taxes	151	150
Net earnings	867	865
Retained earnings at beginning of year	6,196	6,191

	December 31, 2003
Consolidated balance sheet	As reported	As restated
Property and equipment, net	1,533	1,538
Other non-current liabilities	982	998
Net long-term deferred income tax liabilities	1,612	1,608
Retained earnings	6,302	6,295

	Year ended December 31, 2003
Consolidated statement of cash flow	As reported	As restated
Net earnings	867	865
Depreciation	584	587
Deferred income taxes	22	21

Revenue Recognition

Effective January 1, 2004, the Company applied the guidance in EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition in Financial Statements. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. Because the Company had previously applied the provisions of SAB 104, the adoption of EIC Abstract 141 did not impact the consolidated financial statements.

Also effective January 1, 2004, the Company applied EIC Abstract 142, Revenue Arrangements with Multiple Deliverables. This Abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to the U.S. GAAP set forth in Emerging Issues Task Force (“EITF”) Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables. Because the Company had previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 did not impact the consolidated financial statements.

Generally Accepted Accounting Principles

CICA Handbook Section 1100, Generally Accepted Accounting Principles became effective for the Company’s fiscal year beginning January 1, 2004. This Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within Canadian GAAP. This Handbook Section did not impact the consolidated financial statements.

Note 3: Net Other Income

During the period, Net other income includes:

	Year ended December 31
	2004	2003
Net gains on disposals of investments and businesses	53	52
Loss from redemption of bonds	(53)	—
Other income	24	22
Net other income	24	74

Net Gains on Disposals of Businesses and Investments

For the year ended December 31, 2004, this amount includes a gain of $35 million from the sale of an investment. Additionally, this amount includes $14 million from the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson. See Note 23. The most significant item in 2003 was a $55 million gain recorded upon completion of the sale of the Company’s 20% interest in Bell Globe media Inc. (“BGM”) in March 2003. See Note 22.

Loss from Redemption of Bonds

On November 26, 2004, the Company redeemed four outstanding issuances of debt securities with an aggregate book value of approximately Cdn$1.2 billion (approximately US$0.8 billion). The loss primarily represents required premiums paid for early extinguishment and non-cash write-offs of deferred costs. See Note 14.

Other Income

Other income primarily relates to a $22 million legal settlement from a competitor that was received in July 2004. In July 2003, Thomson reached a settlement with Skillsoft PLC, a competitor of Thomson Learning, regarding the Company’s claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, Skillsoft PLC paid Thomson $44 million in two equal installments, the first of which was received in July 2003.

Note 4: Net Interest Expense and Other Financing Costs

	Year ended December 31
	2004	2003
Interest income	10	10
Interest expense on short-term indebtedness	(2)	(6)
Interest expense on long-term debt	(243)	(256)
	(235)	(252)

Interest paid on short-term indebtedness and long-term debt during 2004 was $250 million (2003 – $263 million) and interest received during 2004 was $10 million (2003 – $12 million).

Note 5: Income Taxes

The components of earnings (loss) before taxes by jurisdiction are as follows:

	Year ended December 31
	2004	2003
Canada	(215)	(127)
U.S. and other jurisdictions	1,345	1,123
Total earnings before taxes(1)	1,130	996

(1)   Represents earnings from continuing operations before equity in net losses of associates, net of tax and income taxes.

The provision for income taxes consisted of:

	Year ended December 31
	2004	2003
Canada:
Current	1	1
Deferred	—	—
Total Canadian	1	1
U.S. and other jurisdictions:
Current	269	128
Deferred	(3)	21
Total U.S. and other jurisdictions	266	149
Total worldwide	267	150

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities at December 31 are as follows:

	2004	2003
Accrued expenses	184	178
Accounts receivable allowances	96	94
Deferred compensation	90	85
Tax loss and credit carry forwards	854	740
Other	91	77
Total deferred tax asset	1,315	1,174
Valuation allowance	(408)	(440)
Net deferred tax asset	907	734
Intangible assets	(1,594)	(1,538)
Property and equipment	(265)	(244)
Financial instruments	(214)	(170)
Pension	(154)	(148)
Other	(36)	(61)
Total deferred tax liability	(2,263)	(2,161)
Net deferred tax liability	(1,356)	(1,427)

The net deferred liability of $1,356 million (2003 – $1,427 million) was comprised of net current deferred tax assets of $214 million (2003 – $181 million) and net long-term deferred tax liabilities of $1,570 million (2003 – $1,608 million).

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. The change in the valuation allowance from 2003 to 2004 primarily relates to:

•                  Reversals related to UK losses and tax credit carry forwards which are now considered more likely than not to be used due to changes in tax laws; lower required allowances against Canadian losses which, while still fully provided against, are first offset by deferred tax liabilities which increased in 2004 from the revaluation of debt and currency swaps; and reversals due to the sale of Canadian net operating losses which previously had full valuation allowances offsetting the related asset.

•                  Additions from Canadian losses sustained in 2004; certain tax losses arising on the disposal of businesses; and the impact of currency translation.

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 36.0% (2003 – 36.6%) to the income tax provision:

	2004	2003
Earnings before taxes	1,130	996
Income taxes at the Canadian corporate tax rate	407	365
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(176)	(173)
Change in valuation allowance	36	33
Net change to contingent tax liabilities	14	(64)
Other, net	(14)	(11)
Income tax provision on continuing operations	267	150

The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company’s effective tax rate and the cash tax cost depend on the laws of numerous countries and the provisions of multiple Income Tax Conventions between various countries in which Thomson operates.

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period when management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. The Company’s contingency reserves principally comprise possible issues for the years 2001 to 2004. In the fourth quarter of 2003, the Company reduced its contingent tax liabilities by a net amount of $64 million, principally arising from a favorable tax settlement.

At December 31, 2004, the Company had Canadian tax loss carryforwards of $1,074 million, tax loss carryforwards in other jurisdictions of $911 million, and U.S. state tax loss carryforwards of $1,127 million which, at current U.S. state rates, have an estimated value of $57 million. If not utilized, the majority of the Canadian tax loss carryforwards will expire between 2007 and 2010. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the U.S. state tax loss carryforwards expire between 2005 and 2023. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $22 million, which may be carried forward indefinitely, and $78 million of capital loss carryforwards that may be used only in offsetting future capital gains. In the fourth quarter of 2004, the Company sold a wholly-owned subsidiary, whose only asset consisted of Canadian tax loss carryforwards to a company controlled by Kenneth R. Thomson. See Note 23.

The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $4.4 billion at December 31, 2004. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company’s intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on that portion of the undistributed earnings which is available for dividends are not practicably determinable.

Note 6: Discontinued Operations

The following four businesses, along with one other small business from Thomson Learning, which was sold in June 2003, are classified as discontinued operations within the consolidated financial statements for all periods presented. None of these businesses was considered fundamental to the integrated information offerings of Thomson.

In November 2004, the Company sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million. The Company recorded a post-tax gain of $94 million in 2004. The results of Thomson Media had previously been reported in the Corporate and other segment.

In the second quarter of 2004, Thomson sold Sheshunoff Information Services Inc. (“Sheshunoff”), a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003. Based on the status of negotiations at March 31, 2004, the Company recorded a further pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. The Company recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.

In February 2004, Thomson sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. Based on the status of negotiations at December 31, 2003, an impairment charge relating to goodwill of $62 million before income taxes was recorded in the fourth quarter of 2003. The Company recorded a post-tax gain of $7 million in 2004 related to the completion of the sale.

In October 2003, Thomson sold its portfolio of healthcare magazines for $135 million and recorded the related post-tax gain on the sale of $63 million in the fourth quarter of 2003. The magazines had previously been managed within Thomson Scientific & Healthcare.

The carrying amounts of assets and liabilities related to these discontinued businesses as of December 31, 2003 are as follows:

Balance Sheet – December 31, 2003

	Thomson			Total
	Media	DBM	Sheshunoff	2003
Current assets:
Accounts receivable, net of allowances	24	30	1	55
Other current assets	7	3	2	12
Total current assets	31	33	3	67
Non-current assets:
Property and equipment	6	17	3	26
Identifiable intangible assets	133	63	38	234
Goodwill	66	95	—	161
Other non-current assets	—	5	7	12
Total non-current assets	205	180	48	433
Current liabilities:
Accounts payable and accruals	22	14	1	37
Deferred revenue	32	34	12	78
Total current liabilities	54	48	13	115
Non-current liabilities:
Other non-current liabilities	4	—	—	4
Deferred income taxes	26	27	—	53
Total non-current liabilities	30	27	—	57

The earnings from discontinued operations for the years ended December 31, 2004 and 2003 are summarized below:

	Year ended December 31, 2004
	Thomson				Total
	Media	DBM	Sheshunoff	Other	2004
Revenues from discontinued operations	152	28	11	—	191
Earnings (loss) from discontinued operations before income taxes	26	3	(4)	—	25
Gain (loss) on sale of discontinued operations	163	(21)	—	2	144
Income taxes	(77)	28	7	21	(21)
Earnings from discontinued operations	112	10	3	23	148

	Year ended December 31, 2003
	Thomson		Healthcare			Total
	Media	DBM	Magazines	Sheshunoff	Other	2003
Revenues from discontinued operations	170	241	63	33	2	509
Earnings (loss) from discontinued operations before income taxes	14	(27)	8	(21)	(1)	(27)
Gain on sale of discontinued operations	—	—	103	—	5	108
Income taxes	(5)	(10)	(43)	5	4	(49)
Earnings (loss) from discontinued operations	9	(37)	68	(16)	8	32

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. Due to the expiration of certain tax audit periods for Thomson Newspapers, which were sold in 2000 and 2001, the Company adjusted its related tax liabilities, which resulted in a tax benefit of $19 million for the year ended December 31, 2004. Additionally, in 2004 and 2003, the Company adjusted disposal liabilities related to Thomson Newspapers resulting in $2 million (2003 – $5 million) of earnings from discontinued operations for the year ended December 31, 2004. These amounts are included within “Other” above.

Proceeds from disposals of discontinued operations within the consolidated statement of cash flow for the year ended December 31, 2004 include taxes paid related to the 2003 sale of the portfolio of healthcare magazines. The tax payment related to the sale of Thomson Media will be made in the first quarter of 2005.

Note 7: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred share units have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional deferred share units based upon the dividend reinvestment plan as described in Note 15.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	2004	2003
Earnings from continuing operations	863	833
Dividends declared on preference shares	(3)	(9)
Net gain on redemption of Series V preference shares	—	21
Earnings from continuing operations attributable to common shares	860	845

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2004	2003
Weighted-average number of common shares outstanding	654,827,909	653,402,326
Vested deferred share units	473,448	369,088
Basic	655,301,357	653,771,414
Effect of stock and other incentive plans	625,946	380,364
Diluted	655,927,303	654,151,778

Note 8: Accounts Receivable Allowances

The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2004	2003
Balance at beginning of year	339	364
Charges	437	444
Write-offs	(440)	(482)
Other	9	13
Balance at end of year	345	339

Other includes additions from acquisitions and the impact from foreign currency translation.

The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.

Note 9: Inventories

Inventories consist of the following:

	2004	2003
Raw materials	23	26
Work in process	33	33
Finished goods	256	250
	312	309

Note 10: Property and Equipment

Property and equipment consist of the following:

		Accumulated	Property and
As at December 31, 2004	Cost	depreciation	equipment, net
Land, buildings and building improvements	541	(221)	320
Furniture, fixtures and equipment	973	(649)	324
Computer hardware	1,107	(815)	292
Internal-use computer software	1,712	(1,024)	688
	4,333	(2,709)	1,624

		Accumulated	Property and
As at December 31, 2003	Cost	depreciation	equipment, net
Land, buildings and building improvements	499	(186)	313
Furniture, fixtures and equipment	902	(593)	309
Computer hardware	1,026	(749)	277
Internal-use computer software	1,400	(761)	639
	3,827	(2,289)	1,538

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2004 was $620 million (2003 – $587 million), of which $270 million (2003 – $239 million) represented amortization of capitalized internal-use computer software.

Note 11: Identifiable Intangible Assets

The following table presents the details of identifiable intangible assets as at December 31, 2004 and 2003.

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As at December 31, 2004	assets	amortization	assets
Finite useful lives:
Tradenames	466	(120)	346
Customer relationships	2,116	(580)	1,536
Databases and content	1,377	(462)	915
Publishing rights	1,592	(578)	1,014
Other	172	(71)	101
	5,723	(1,811)	3,912
Indefinite useful lives:
Tradenames	809		809
	6,532	(1,811)	4,721

	Gross		Net
	identifiable		identifiable
	intangible	Accumulated	intangible
As at December 31, 2003	assets	amortization	assets
Finite useful lives:
Tradenames	341	(91)	250
Customer relationships	1,707	(466)	1,241
Databases and content	1,224	(373)	851
Publishing rights	1,565	(501)	1,064
Other	140	(63)	77
	4,977	(1,494)	3,483
Indefinite useful lives:
Tradenames	851		851
	5,828	(1,494)	4,334

The amortization charge in 2004 was $286 million (2003 – $279 million).

As at December 31, 2004, the average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives is approximately 20 years.

Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of tradenames, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.

Note 12: Goodwill

The following table presents net goodwill by operating segment for the years ended December 31, 2004 and 2003.

	Legal &			Scientific &
	Regulatory	Learning	Financial	Healthcare	Total
Balance at December 31, 2002	3,152	2,830	1,518	345	7,845
Acquisitions	98	19	—	2	119
Disposals	(1)	—	(2)	—	(3)
Adjusted purchase price allocations	(4)	(56)	(16)	—	(76)
Translation and other, net	74	71	45	14	204
Balance at December 31, 2003	3,319	2,864	1,545	361	8,089
Acquisitions	30	225	332	349	936
Disposals	—	—	(1)	—	(1)
Adjusted purchase price allocations	(27)	(2)	(3)	1	(31)
Translation and other, net	41	40	33	12	126
Balance at December 31, 2004	3,363	3,127	1,906	723	9,119

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in decreases in goodwill of $12 million (2003 – increases of $2 million) as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in decreases in goodwill of $19 million (2003 – $78 million).

Note 13: Capitalized Software Intended to be Marketed

	2004	2003
Capitalized software	182	135
Accumulated amortization	(100)	(86)
	82	49

The amortization charge in 2004 was $33 million (2003 – $25 million).

Note 14: Financial Instruments

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as “carrying amounts” and are based on period-end exchange rates, as applicable.

For non-U.S. dollar denominated debt, which is hedged into U.S. dollars by derivative contracts, the primary debt carrying amounts are reflected in “Long-term debt” and “Current portion of long-term debt” in the consolidated balance sheet. The related receivables and payables arising from the translation gains and losses on the derivative contracts, which effectively offset the losses and gains on translation of the primary debt, are included within “Other non-current assets,” “Prepaid expenses and other current assets” and “Accounts payable and accruals” in the consolidated balance sheet, as appropriate.

Fair Values

The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31. The fair values of publicly traded long-term investments are based on quoted market prices. The fair values of privately held long-term investments are estimated by management. The fair values represent point-in-time estimates that may not be relevant in predicting the Company’s future earnings or cash flows.

Credit Risk

Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2004, a significant portion of the Company’s cash was on deposit with three such institutions.

Short-term Indebtedness

At December 31, 2004, short-term indebtedness was principally comprised of bank overdrafts. At December 31, 2003, short-term indebtedness was principally comprised of $76 million of commercial paper with an average interest rate of 1.1% after accounting for hedging arrangements.

Long-term Debt

The following is a summary of long-term debt:

	Carrying Amount			Fair Value
	Primary	Currency		Primary	Currency
	debt	swap	Hedged	debt	swap	Hedged
As at December 31, 2004	instruments	instruments	debt	instruments	instruments	debt
Bank and other	250	—	250	250	—	250
6.50% Debentures, due 2007	205	(25)	180	221	(45)	176
4.35% Debentures, due 2009	247	(1)	246	250	(4)	246
4.50% Debentures, due 2009	205	(21)	184	210	(26)	184
5.20% Debentures, due 2014	493	(1)	492	504	(11)	493
6.90% Medium-term notes, due 2008	329	(69)	260	362	(78)	284
6.85% Medium-term notes, due 2011	329	(75)	254	372	(83)	289
5.75% Notes, due 2008	400	—	400	423	—	423
4.25% Notes, due 2009	200	—	200	202	—	202
4.75% Notes, due 2010	250	—	250	258	—	258
6.20% Notes, due 2012	700	—	700	769	—	769
5.25% Notes, due 2013	250	—	250	260	—	260
Floating rate notes	125	—	125	125	—	125
Private placements, due 2005–2010	325	—	325	352	—	352
	4,308	(192)	4,116	4,558	(247)	4,311
Current portion	(295)	—	(295)
	4,013	(192)	3,821

	Carrying Amount			Fair Value
	Primary	Currency		Primary	Currency
	debt	swap	Hedged	debt	swap	Hedged
As at December 31, 2003	instruments	instruments	debt	instruments	instruments	debt
Bank and other	110	—	110	110	—	110
9.15% Debentures, due 2004	191	(9)	182	197	(22)	175
7.95% Debentures, due 2005	191	(5)	186	207	(23)	184
6.20% Debentures, due 2006	191	(25)	166	202	(22)	180
7.15% Debentures, due 2006	191	(6)	185	208	(25)	183
6.50% Debentures, due 2007	191	(11)	180	207	(32)	175
6.55% Medium-term notes, due 2007	343	(47)	296	372	(45)	327
6.90% Medium-term notes, due 2008	305	(45)	260	337	(43)	294
6.85% Medium-term notes, due 2011	305	(51)	254	339	(46)	293
5.75% Notes, due 2008	400	—	400	433	—	433
4.25% Notes, due 2009	200	—	200	203	—	203
6.20% Notes, due 2012	700	—	700	771	—	771
5.25% Notes, due 2013	250	—	250	259	—	259
Floating rate notes	125	—	125	125	—	125
Private placements, due 2004-2010	475	—	475	522	—	522
	4,168	(199)	3,969	4,492	(258)	4,234
Current portion	(484)	9	(475)
	3,684	(190)	3,494

The floating rate notes will mature on March 21, 2005. Interest, which is payable quarterly, is equal to US$ LIBOR plus 0.65%. The private placements, of which $125 million is due in 2005, have interest rates ranging from 6.76% to 7.74%, with a weighted-average rate of 7.32% at December 31, 2004.

Bank and other debt at December 31, 2004 was primarily U.S. dollar denominated and comprised notes issued in connection with the Capstar acquisition (see Note 18), along with foreign currency denominated loans. Bank and other debt at December 31, 2003 was primarily denominated in foreign currencies. The debentures and medium-term notes are Canadian dollar denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, floating rate notes and private placements are U.S. dollar denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before hedging		After hedging
	arrangements		arrangements
	2004	2003	2004	2003
Canadian dollar	1,808	1,908	—	—
U.S. dollar	2,418	2,183	4,034	3,892
Other currencies	82	77	82	77
	4,308	4,168	4,116	3,969

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2005	2006	2007	2008	2009	Thereafter	Total
Before hedging arrangements	295	86	342	835	652	2,098	4,308
After hedging arrangements	295	86	317	766	630	2,022	4,116

At December 31, 2004, undrawn and available bank facilities amounted to $1,490 million.

On November 26, 2004, the Company redeemed, prior to their scheduled maturity dates, four outstanding issuances of debt securities with an aggregate book value of Cdn$1.2 billion (approximately US$0.8 billion). The redeemed issuances were as follows:

Cdn$250 million of 7.95% notes, due 2005

Cdn$250 million of 6.20% notes, due 2006

Cdn$250 million of 7.15% notes, due 2006

Cdn$450 million of 6.55% notes, due 2007

A loss of $53 million was recorded as a result of these redemptions in “Net other income” in the consolidated statement of earnings and retained earnings, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two offerings also completed in November 2004. The offerings included Cdn$300 million of 4.35% notes due December 1, 2009 and Cdn$600 million of 5.20% notes due December 1, 2014.

The Company entered into a swap for the 4.35% note that converted the obligation to US$246 million at a fixed interest rate of 3.92%. The Company also entered into three combination currency and interest rate swaps for the 5.20% notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88% on US$246 million, 4.75% on US$123 million and a floating rate of interest on the remaining US$123 million. The net proceeds of $733 million were used to partially fund the redemption.

In July 2004, the Company repaid Cdn$250 million of 9.15% notes for US$182 million. Additionally, in July 2004 the Company repaid US$150 million of private placement debt.

In May 2004, Thomson completed an offering of US$250 million, 4.75% global notes due 2010. In June 2004, Thomson completed an offering of Cdn$250 million, 4.50% notes due 2009. The Company entered into two currency swaps to convert the obligation to US$184 million at a floating rate of interest. The Company used the net proceeds of $432 million from these offerings to repay other existing indebtedness and for other general corporate purposes.

In August 2003, Thomson completed an offering of $450 million of global notes. The offering included $200 million of 4.25% unsecured notes due 2009 and $250 million of 5.25% unsecured notes due 2013. The Company entered into an interest rate swap related to the 4.25% notes due 2009 to convert these notes from a fixed rate of interest to a floating rate of interest. This interest rate swap was unwound in 2004. Thomson used a portion of the $445 million in proceeds to redeem $250 million of preferred shares issued to a subsidiary of Thomson’s principal shareholder, The Woodbridge Company Limited (“Woodbridge”, see Note 23) and used the balance to repay other outstanding indebtedness and for general corporate purposes.

Interest Rate Risk Exposures

Thomson uses interest rate swap agreements to manage the mix of fixed and floating interest rates in its debt portfolio. Thomson had no interest rate swap agreements at December 31, 2004. The fair value of interest rate swap agreements as at December 31, 2003 was $49 million in favor of the counterparties.

After taking account of hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

		Average			Average
	2004	interest rate	% Share	2003	interest rate	% Share
Total fixed	3,399	5.6%	83%	3,421	6.5%	86%
Total floating	717	2.6%	17%	548	2.0%	14%
	4,116	5.1%	100%	3,969	5.8%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 83% to 17%, respectively. Floating interest rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

Foreign Exchange Contracts

Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year.

At December 31, 2004, the fair value of foreign exchange contracts was approximately $1 million in favor of the counterparties (2003 – $4 million in favor of Thomson), and consisted of foreign exchange contracts with gains of nil (2003 – $5 million) and losses of $1 million (2003 – $1 million).

Investments

At December 31, 2004, investments accounted for using the equity method had a carrying amount of $87 million (2003 – $87 million). These investments did not have market quotations. Losses from equity method investments were nil in 2004 (2003 – $13 million).

At December 31, 2004, investments accounted for using the cost method totaled $8 million (2003 – $48 million). During 2004, an investment with a book value of $40 million was sold for $75 million. During 2003, Thomson determined that certain of its cost method investments had experienced losses in value that were other than temporary. A reduction in the carrying values of those investments of $4 million for the year ended December 31, 2003 was included in “Net other income” in the consolidated statement of earnings and retained earnings.

The investments accounted for under both the equity and cost methods are included in “Other non-current assets” in the consolidated balance sheet.

Note 15: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Common share capital		Cumulative Redeemable
	Number	Stated	Preference share capital		Contributed	Total
	of shares	capital	Series II	Series V	surplus	capital
Balance, December 31, 2002	651,150,484	2,361	110	332	31	2,834
Redemption of Series V preference shares	—	—	—	(332)	21	(311)
Common shares issued under Dividend Reinvestment Plan (“DRIP”)	3,344,390	94	—	—	—	94
Common shares issued from stock option exercise and other employee programs	84,423	3	—	—	—	3
Stock option expense	—	—	—	—	19	19
Balance, December 31, 2003	654,579,297	2,458	110	—	71	2,639
Common shares issued under DRIP	326,068	11	—	—	—	11
Common shares issued from stock option exercise and other employee programs	226,462	7	—	—	—	7
Record deferred share units within contributed surplus	—	—	—	—	16	16
Transfer of contributed surplus for exercised stock options	—	2	—	—	(2)	—
Stock option expense	—	—	—	—	23	23
Balance, December 31, 2004	655,131,827	2,478	110	—	108	2,696

Thomson Common Shares

Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

Registered holders of the common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on The Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.

Dividends

Dividends on the Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on the Thomson common shares in equivalent Canadian funds or pounds sterling. Dividends declared per common share in 2004 were $0.755 (2003 – $1.153, including a special dividend of $0.428. See Note 22.).

In the consolidated statement of cash flow, dividends paid on common shares are shown net of $11 million (2003 – $19 million) reinvested in common shares issued under the DRIP. In 2003, dividends paid on common shares are also shown net of $75 million reinvested through private placements of common shares with the Company’s major shareholders.

These private placements, together with the DRIP, satisfied the commitment of the Company’s major shareholders to participate in the DRIP for at least 50% of the dividends declared on the Thomson common shares directly and indirectly owned by them. The Company’s major shareholders acquired these common shares on the same terms and conditions under which Thomson issues common shares to shareholders participating in the DRIP. In July 2003, the Company’s major shareholders agreed to discontinue such commitment.

Preference Share Capital

The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series.

Series II, Cumulative Redeemable Preference Shares

As at December 31, 2004 and 2003, 6,000,000 shares of Series II, Cumulative Redeemable Preference Shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

Series V, Cumulative Redeemable Preference Shares

As at December 31, 2002, 18,000,000 shares of Series V, Cumulative Redeemable Preference Shares were outstanding. On April 14, 2003, Thomson redeemed all of its outstanding Series V, Cumulative Redeemable Preference Shares for $308 million, which represented a price of Cdn$25.50 per share plus accrued dividends, and associated tax of $3 million.

At December 31, 2002, the shares were recorded within “Capital” within the consolidated balance sheet at their historical value of $332 million. The $21 million increase to contributed surplus represents the difference between the historical value of $332 million and the redemption amount of $308 million, which was due to exchange rate fluctuations of $30 million less the premium paid on the redemption of $6 million, and taxes of $3 million. This gain was included in the calculation of earnings attributable to common shares.

Note 16: Employee Future Benefits

Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.

Defined Benefit Plans

Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of September 30 for the majority of its plans. For the Company’s largest plan, which is in the United States, an actuarial valuation is performed annually as of December 31.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”) was signed into law in the United States. The Act introduces a prescription drug benefit under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company has determined the portions of its U.S. benefit plan that are actuarially equivalent and anticipates that it will be eligible to receive a subsidy beginning in 2006. The Company assessed and quantified this benefit in the second quarter of 2004 and, in accordance with CICA Handbook Section 3461, Employee Future Benefits and U.S. Financial Accounting Standards Board (“FASB”) Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, has prospectively applied the expected benefit from the subsidy in its determination of benefit plan expense. This benefit reduced the employee benefit plans expense by $1 million in 2004. As the Act was signed after the measurement date of the Company’s U.S. benefit plan, no effect of the Act was reflected in the Company’s 2003 financial statements.

The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans’ expenses and the accrued benefit obligations:

	Pensions		Other post- retirement plans
	2004	2003	2004		2003
Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	7.6%	8.2%	N/A		N/A
Discount rate	5.8%	6.3%	6.1%		6.7%
Rate of compensation increase	4.3%	4.7%	N/A	*	5.2%

Assumptions used to determine benefit obligation:
Discount rate	5.8%	5.8%	6.1%		6.1%
Rate of compensation increase	4.3%	4.3%	N/A	*	N/A *

*At the end of 2004 and 2003, plans consist almost entirely of retired employees.

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns.

The Company’s net defined benefit plan (income) expense is comprised of the following elements:

	Pensions				Other post-
	Funded		Unfunded		retirement plans
	2004	2003	2004	2003	2004	2003
Current service cost	46	39	7	5	2	2
Interest cost	113	104	10	10	9	8
Expected return on plan assets	(156)	(148)	—	—	—	—
Amortization of net transition asset	—	3	—	—	—	—
Amortization of net actuarial losses	24	8	1	—	3	1
Amortization of prior service cost	1	—	2	3	—	—
Net defined benefit plan expense	28	6	20	18	14	11

The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

	Pensions				Other post-
	Funded		Unfunded		retirement plans
	2004	2003	2004	2003	2004	2003
Benefit obligation
Beginning benefit obligation	1,914	1,632	173	142	159	126
Current service cost	46	39	7	5	2	2
Interest cost	113	104	10	10	9	8
Plan participants’ contributions	5	4	—	—	1	1
Actuarial losses (gains)	39	126	(2)	14	(7)	33
Non-routine events	(4)	—	—	5	(1)	(2)
Acquisitions, net	6	—	—	1	2	—
Benefits paid	(105)	(77)	(7)	(7)	(11)	(10)
Translation adjustments	71	86	1	3	—	1
Ending benefit obligation	2,085	1,914	182	173	154	159
Plan assets
Beginning fair value of plan assets	1,821	1,532	—	—	—	—
Actual return on plan assets	207	213	—	—	—	—
Employer contributions	44	66	7	7	10	10
Plan participants’ contributions	5	4	—	—	1	1
Benefits paid	(105)	(77)	(7)	(7)	(11)	(10)
Acquisitions, net	7	2	—	—	—	(1)
Translation adjustments	71	81	—	—	—	—
Ending fair value of plan assets	2,050	1,821	—	—	—	—
Funded status – deficit	(35)	(93)	(182)	(173)	(154)	(159)
Unamortized net actuarial loss	510	544	27	30	43	53
Unamortized past service costs	5	6	7	9	(1)	—
Unamortized net transitional asset	(6)	(6)	—	—	—	—
Post-measurement date activity*	1	26	2	2	2	3
Accrued benefit asset (liability)	475	477	(146)	(132)	(110)	(103)

*Consists primarily of contributions

The accrued benefit assets and liabilities are included within “Other non-current assets” and “Other non-current liabilities” within the consolidated balance sheet.

The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans (“SERP”) for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs total $33 million at December 31, 2004 and are included in “Other non-current assets” in the consolidated balance sheet.

The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at December 31, 2004 were $1,761 million (2003 – $1,584 million). These plans had related fair values of plan assets of $1,674 million (2003 – $1,467 million). While these plans are not considered fully funded for financial reporting purposes, they are adequately funded under the applicable statutory funding rules and regulations governing the particular plans.

The average healthcare cost trend rate used was 10% for 2005, which is reduced ratably to 5% in 2010. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $15 million at December 31, 2004.

The Company’s pension plans’ allocation of assets as of the plans’ measurement dates for 2004 and 2003 is as follows:

	Percentage of plans’ assets
Asset category	2004	2003
Equity securities	56%	56%
Debt securities	44%	39%
Other	—	5%
Total	100%	100%

As of December 31, 2004 and 2003 there were no Thomson securities held in the Company’s pension plans’ assets. Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize Thomson’s long-term contributions to the plans.

In the fourth quarter of 2004, the Company contributed $7 million to a benefit plan in the UK. In September 2003, the Company contributed $50 million to its principal qualified defined benefit pension plan in the U.S. In the fourth quarter of 2003, the Company contributed $31 million to various benefit plans, principally in the United Kingdom and Canada. While none of these contributions was required under the applicable funding rules and regulations governing each country, the Company decided to make the voluntary contributions to further improve the funding of these plans.

Based on regulatory requirements, the Company was not obligated to make contributions in 2004 to its major pension plan, which is in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan’s funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2005.

The benefit payments for the years ended December 31, 2004 and 2003 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2004, are as follows:

Benefit Payments

	Pensions		Other post-
	Funded	Unfunded	retirement plans
2003	77	7	10
2004	105	7	11
Estimated future payments:
2005	109	7	12
2006	112	8	11
2007	116	8	11
2008	121	8	11
2009	125	8	11
2010 to 2014	687	59	58

Defined Contribution Plans

The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $64 million in 2004 (2003 – $62 million).

Note 17: Contingencies, Commitments and Guarantees

Claims and Legal Actions

At December 31, 2004, certain lawsuits and other claims in the normal course of business were pending against Thomson. While the outcome of these matters is subject to future resolution, management’s evaluation and analysis of such matters indicates that, individually and in the aggregate, the probable ultimate resolution of such matters will not have a material effect on the Company’s consolidated financial statements.

Regulatory Inquiry

During 2004, the Company received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) for certain documents related to the operations of its Capital Markets Intelligence (“CMI”) business. The Company is cooperating fully with the SEC. CMI is one of several companies providing market intelligence services. CMI collects stock ownership data solely as an appointed agent of its public company clients seeking a better understanding of their institutional shareholder base. In 2004, approximately $34 million of the financial group’s CMI revenues were related to the identification of institutional investors for its clients. At this time, the Company does not anticipate that the outcome of this matter will have a material adverse impact to its financial condition.

In January 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company’s customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. Thomson is cooperating fully with the authorities in their inquiry. At this time, the Company does not anticipate that the outcome of this matter will have a material adverse impact to its financial condition.

Taxes

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled, and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period when management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. The Company’s contingency reserves principally comprise possible issues for the years 2001 to 2004.

In the normal course of business, the Company enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, management believes that it is not probable that any such transactions will result in additional tax liabilities, and therefore has not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2004 were $196 million (2003 – $193 million). The future minimum operating lease payments are $200 million in 2005, $172 million in 2006, $148 million in 2007, $112 million in 2008, $92 million in 2009 and $340 million thereafter.

With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Business Combinations and Investments

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. In connection with the acquisition of TradeWeb in 2004, the Company is obligated for contingent consideration up to $150 million over the next three years, which will be considered additional purchase price, if certain performance measures are achieved. The contingent consideration associated with TradeWeb is the largest for which the Company may become liable. The Company does not believe that additional payments in connection with other transactions would have a material impact on the consolidated financial statements. Additionally, the Company has capital commitments of $10 million, all of which is payable upon demand.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

Note 18: Acquisitions and Disposals

Acquisitions

The number of transactions and related cash consideration completed during 2004 and 2003 were as follows:

	Year ended December 31
	2004		2003
	Number of	Cash	Number of	Cash
	transactions	consideration	transactions	consideration
Businesses and identifiable intangible assets acquired	56	1,551	25	233
Investments in businesses	1	6	2	3
	57	1,557	27	236

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2004 and 2003, the majority of the acquired goodwill is not deductible for tax purposes.

The details of net assets acquired are as follows:

	2004	2003
Cash and cash equivalents	220	25
Accounts receivable	74	23
Inventories	2	4
Prepaid expenses and other current assets	15	5
Property and equipment	78	8
Identifiable intangible assets	616	105
Goodwill	936	119
Other non-current assets	38	6
Total assets	1,979	295
Accounts payable and accruals	(137)	(27)
Deferred revenue	(106)	(29)
Other non-current liabilities	(25)	(6)
Total liabilities	(268)	(62)
Net assets	1,711	233

Allocations related to certain acquisitions, most notably Information Holdings Inc. acquired in November 2004, may be subject to adjustment pending final valuation.

As part of the Capstar acquisition, Thomson issued promissory notes to the seller of $160 million. This is treated as a non-cash transaction and therefore is excluded from the consolidated statement of cash flow.

As of December 31, 2004, the balance of the reserves for exit costs related to business acquisitions consummated during 2001 through 2004 totaled $31 million. Reserves recorded in connection with businesses acquired during the year ended December 31, 2004 were $33 million. The following table presents the activity in these acquisition reserve accounts, which are included within “Accounts payable and accruals” and “Other non-current liabilities” in the consolidated balance sheet.

	Balance				Balance
	December 31,	2004	2004	Other	December 31,
Type of cost	2003	Utilization	Additions	movements	2004
Severance and other employee-related costs	1	(3)	13	(1)	10
Lease cancellation and idle facility costs	4	(2)	18	(1)	19
Other exit costs	1	(1)	2	—	2
Total	6	(6)	33	(2)	31

The following provides a brief description of certain acquisitions completed during 2004 and 2003:

Date	Company	Acquiring market group	Description
November 2004	Information Holdings Inc.	Scientific & Healthcare	A provider of intellectual property and regulatory information

October 2004	Capstar	Learning	A provider of competency assessment, learning and measurement and testing solutions

September 2004	KnowledgeNet Inc.	Learning	A provider of a learning platform that offers a combination of self-paced, instructor-led and mobile learning

May 2004	TradeWeb LLC	Financial	An online global trading platform for fixed income securities

May 2004	Starquote	Financial	A provider of financial information to the Canadian retail equity market

March 2004	CCBN.com, Inc.	Financial	A provider of web-based communications solutions for the investment community

January 2004	BIOSIS	Scientific & Healthcare	A provider of custom and standard information resources for biological researchers

December 2003	Quickfinder	Legal & Regulatory	A provider of tax reference materials and knowledge

July 2003	Tax Relief	Legal & Regulatory	A provider of integrated tax compliance and accounting software products

July 2003	Gage	Learning	A provider of educational materials to Canadian market

May 2003	Elite	Legal & Regulatory	A provider of integrated practice and financial management applications

The largest acquisitions in 2004 were Information Holdings Inc., which was purchased for $445 million, net of cash acquired, and TradeWeb LLC, which was purchased for $361 million, net of cash acquired, plus contingent payments of up to approximately $150 million over the next three years based upon the achievement of growth targets.

The identifiable intangible assets acquired are summarized as follows:

			Weighted-average
			amortization period (years)
	2004	2003	2004	2003
Finite useful lives:
Tradenames	77	14	8	14
Customer relationships	368	37	11	14
Databases and content	133	43	9	10
Other	38	11	6	8
	616	105

Disposals

In 2004, Thomson received $87 million (2003 – $288 million) cash consideration from the disposals of businesses and investments that did not qualify as discontinued operations within the following segments:

	2004	2003
Legal & Regulatory	—	4
Learning	—	—
Financial	1	5
Scientific & Healthcare	—	—
Corporate and other	86	279
	87	288

The disposals within Corporate and other in 2004 were the sale of an investment, as well as the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company owned by Kenneth R. Thomson. See Note 23. The disposal within Corporate and other in 2003 was the sale of the Company’s 20% interest in BGM. See Note 22.

Note 19: Cumulative Translation Adjustment

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity in the consolidated balance sheet is as follows:

	2004	2003
Balance at beginning of year	259	(64)
Realized from disposal of investment	—	14
Net translation gains	199	309
Balance at end of year	458	259

Note 20: Stock-based Compensation

Stock Appreciation Rights Plan

Thomson has a stock appreciation rights (“SAR”) plan that provides for the granting of SARs to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company’s common stock less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common stock at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company’s common stock on the day prior to the date of grant, vest over a four to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2004, the authorized number of SARs was 20,500,000 and there were 3,179,536 units available for grant. Thomson recognized a benefit of $6 million related to the SAR plan for the year ended December 31, 2004 (2003 – $7 million expense) in the consolidated statement of earnings and retained earnings as a result of the change in the Company’s share price as compared to the prior year-end.

A summary of the status of the Thomson SAR plan as of December 31, 2004 and 2003, and changes during the years ended on those dates, is as follows:

	2004		2003
		Canadian $		Canadian $
		weighted-		weighted-
		average		average
	SARs	exercise price	SARs	exercise price
Outstanding at beginning of year	2,611,168	36.51	3,132,281	34.46
Granted	219,467	41.74	192,032	44.32
Exercised	(278,827)	31.09	(415,798)	23.44
Forfeited	(100,584)	44.18	(297,347)	38.31
Outstanding at end of year	2,451,224	37.28	2,611,168	36.51
Exercisable at end of year	1,953,396	35.85	2,085,323	34.46

The following table summarizes information on SARs outstanding at December 31, 2004:

	SARs outstanding			SARs exercisable
		Weighted-	Canadian $		Canadian $
	Number	average	weighted-	Number	weighted-
Canadian $ range of	outstanding	remaining	average	exercisable	average
exercise prices	at 12/31/04	contractual life	exercise price	at 12/31/04	exercise price
21.77 – 32.125	489,586	1.9	23.54	489,586	23.54
35.00 – 44.50	1,718,442	5.3	39.07	1,255,797	37.84
48.40 – 57.45	243,196	6.5	52.24	208,013	52.88

Stock Incentive Plan

On January 24, 2000, the board of directors approved the adoption of a stock incentive plan, which authorizes the Company to grant officers and key employees stock options and other equity based awards. As of December 31, 2004, there were 5,769,181 shares available for grant (2003 – 8,304,840).

STOCK OPTIONS

Under the stock option plan, the exercise price of an option equals the closing market price of the Company’s stock on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.

A summary of the status of the options granted and exercised in Canadian dollars as of December 31, 2004 and 2003, and changes during the years ended on those dates, is as follows:

	2004		2003
		Canadian $		Canadian $
		weighted-		weighted-
		average		average
	Options	exercise price	Options	exercise price
Outstanding at beginning of year	6,277,090	49.43	7,085,813	49.50
Granted	16,500	41.74	11,500	44.37
Exercised	(48,400)	41.00	(53,000)	41.00
Forfeited	(286,416)	49.77	(767,223)	50.62
Outstanding at end of year	5,958,774	49.46	6,277,090	49.43
Exercisable at end of year	4,952,559	50.16	3,734,394	50.22

The following table summarizes information on Canadian dollar stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
		Weighted-	Canadian $		Canadian $
	Number	average	weighted-	Number	weighted-
Canadian $ range of	outstanding	remaining	average	exercisable	average
exercise prices	at 12/31/04	contractual life	exercise price	at 12/31/04	exercise price
40.69 – 44.40	1,480,900	5.3	41.04	1,132,775	41.02
45.90–48.70	2,436,174	6.9	48.37	1,822,127	48.36
50.85–57.45	2,041,700	6.0	56.86	1,997,657	56.97

A summary of the status of the stock incentive plan granted and exercised in U.S. dollars as of December 31, 2004, and changes during the years ended on those dates, is as follows:

	2004		2003
		U.S. $		U.S. $
		weighted-		weighted-
		average		average
	Options	exercise price	Options	exercise price
Outstanding at beginning of year	5,240,395	29.96	2,576,802	26.30
Granted	2,934,033	33.71	2,689,968	33.42
Exercised	(59,500)	26.06	(1,875)	26.06
Forfeited	(158,625)	29.17	(24,500)	26.06
Outstanding at end of year	7,956,303	31.38	5,240,395	29.96
Exercisable at end of year	1,833,015	28.86	636,200	26.30

The following table summarizes information on U.S. dollar stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
		Weighted-	U.S. $		U.S. $
	Number	average	weighted-	Number	weighted-
	outstanding	remaining	average	exercisable	average
U.S. $ range of exercise prices	at 12/31/04	contractual life	exercise price	at 12/31/04	exercise price
26.06 – 29.70	2,318,802	8.0	26.13	1,127,151	26.10
30.79 – 33.76	5,637,501	9.4	33.55	705,864	33.26

The Company expenses the fair value of all stock options using the Black-Scholes pricing model to compute an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2004, compensation expense recorded in connection with the stock incentive plan was $23 million (2003 – $19 million) before income taxes.

Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $7.56 and $7.63 for the years ended December 31, 2004 and 2003, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Risk-free interest rate	3.8%	3.5%
Dividend yield	2.3%	2.3%
Volatility factor	22.9%	24.4%
Expected life (in years)	6	6

RESTRICTED SHARE UNITS

In 2004, the Company made an initial grant of restricted share units (“RSUs”), which give the holder the right to receive a specified number of shares at the specified vesting date. The RSUs granted in 2004 vest over a period of four years.

The holders of RSUs have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional restricted share units based upon the dividend reinvestment plan as described in Note 15. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company’s common stock on the day prior to the date of grant. During 2004, 30,167 RSUs were granted, 3,017 vested, and a net amount of 2,060 common shares, after the withholding of applicable employee taxes, were issued. At December 31, 2004, 27,150 RSUs were outstanding and have a weighted-average value of $34.68. No portion of the outstanding RSUs vest until December 31, 2005.

Note 21: Supplemental Cash Flow Information

Details of “Changes in working capital and other items” are:

	2004	2003
Accounts receivable	(81)	(13)
Inventories	(9)	(20)
Prepaid expenses and other current assets	(44)	(39)
Accounts payable and accruals	31	3
Deferred revenue	—	63
Income taxes	(14)	(22)
Other	(40)	(79)
	(157)	(107)

Income taxes paid during 2004 were $322 million, $36 million of which related to the sale of the Company’s portfolio of healthcare magazines (2003 – $233 million). Income tax refunds received during 2004 were $16 million (2003 – $18 million).

Note 22: Bell Globemedia Inc.

On March 17, 2003, the Company sold its 20% interest in Bell Globemedia Inc. (“BGM”) to a company that is owned by the Thomson family for $279 million. The Company’s board of directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to the Company as to the fairness of the transaction from a financial point of view. One of the directors of the Company is also a director of the parent company of the financial advisor, but was not a member of the committee.

In connection with the sale, the Company paid a special dividend, equal to the proceeds received, of $0.428 per common share on March 17, 2003. During the fourth quarter of 2002, the Company had reduced the carrying amount of this investment by $67 million, reflecting its share of a writedown of goodwill recorded by BGM. Upon completion of the sale of the Company’s interest, it recognized a gain of $55 million recorded in “Net other income” within the consolidated statement of earnings and retained earnings, largely offsetting the previous non-cash writedown.

Note 23: Related Party Transactions

As at December 31, 2004 through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of our common shares. Mr. Thomson is a member of the Company’s board of directors.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company’s subsidiaries. Additionally, a number of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2004, the amounts charged for these rentals and services were approximately

$3 million (2003 – $2 million). Additionally, in 2004, the Company paid a director, Mr. J.A. Tory, $80,000 (2003 – $89,000) for advisory services in connection with the Company’s long-term tax and capital strategies.

The employees of Jane’s Information Group, a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company’s United States and United Kingdom pension plans as well as the defined contribution plan in the United States. Jane’s makes proportional contributions to these plans as required and makes matching contributions in accordance with the provisions of the defined contribution plan.

In 2004, the Company renewed its agreement with Woodbridge to reduce the cost of the Company’s directors’ and officers’ insurance coverage. Under the terms of the agreement, the Company maintains standard directors’ and officers’ insurance for any amount up to $90 million with a third party insurance company. Woodbridge indemnifies this insurer for all liability in excess of $15 million but less than $90 million. For its agreement to indemnify the insurer, the Company pays Woodbridge an annual premium of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

In November 2004, Thomson sold its interest in a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by the Company’s controlling shareholder, Kenneth R. Thomson, for $14 million in cash. Thomson had certain Canadian non-capital tax losses that management did not expect to be able to utilize prior to their expiry, and had established valuation allowances against the tax benefit of these losses in prior years. Under Canadian law, certain tax losses may only be transferred to related companies, such as those affiliated with Kenneth R. Thomson. The transaction was recorded at the exchange amount and a gain of $14 million was recorded within “Net other income” within the consolidated statement of earnings and retained earnings. In connection with this transaction, the Company obtained a tax ruling and an independent accounting firm retained by the board of directors’ Corporate Governance Committee provided an opinion based on their experience as professional business valuators that the sale price was not less than the fair market value of the tax losses and represented a reasonable negotiated price between Thomson and the purchaser from a financial point of view. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions. Under the terms of the contract, the Company expects to pay Hewitt an aggregate of $115 million over five years. Mr. Denning, one of the Company’s directors and chairman of the Company’s Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In September 2003, the Company redeemed $250 million of preferred shares issued by a Thomson subsidiary to a subsidiary of Woodbridge. The shares, which were originally issued in February 2001 and exchanged in February 2002 for separate preferred shares in the same face amount, paid a fixed annual dividend of 4.5% and by their original term were redeemable at the option of either Woodbridge or the Company beginning February 2006 and annually thereafter. Prior to the redemption, the shares were included within “Long-term debt” in the consolidated balance sheet.

In July 2003, Thomson announced that Woodbridge had agreed to discontinue its commitment to participate in the Company’s dividend reinvestment plan. Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005. All eligible Thomson shareholders, including Woodbridge, retain the ability to reinvest their dividends in Thomson stock on a voluntary basis under the DRIP.

In March 2003, the Company sold its 20% interest in BGM to a company that is owned by the Thomson family for $279 million. See Note 22.

Note 24: Business Interruption Insurance

In 2004, the Company received a $19 million insurance recovery related to the events of September 11, 2001 in New York City. Of the claim received in 2004, $14 million related to a recovery of lost revenues due to business interruption, while the remaining $5 million was for a property claim. The $14 million business interruption portion, as well as the $5 million property claim, was recorded as a reduction of “Cost of sales, selling, marketing, general and administrative expenses” within the consolidated statement of earnings and retained earnings and is included in the financial group within the segmented information.

Note 25: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company’s four reportable segments are:

Legal & Regulatory

Providing integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Learning

Providing tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Scientific & Healthcare

Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Operating Segments – 2004

		Adjusted	Additions
		operating	to capital
(millions of U.S. dollars)	Revenues	profit	assets(1)	Total assets
Legal & Regulatory	3,393	882	303	7,510
Learning	2,174	327	554	5,549
Financial	1,738	294	802	3,518
Scientific & Healthcare	836	222	595	1,600

Segment totals	8,141	1,725	2,254	18,177
Corporate and other(2)	—	(98)	5	1,466
Eliminations	(43)	—	—	—
Total	8,098	1,627	2,259	19,643

Operating Segments – 2003

		Adjusted	Additions
		operating	to capital
(millions of U.S. dollars)	Revenues	profit	assets(1)	Total assets
Legal & Regulatory(3)	3,140	798	370	7,414
Learning(3)	2,052	336	242	5,109
Financial(3)	1,526	230	154	2,915
Scientific & Healthcare	760	186	26	995
Segment totals	7,478	1,550	792	16,433
Corporate and other(2)	—	(97)	14	1,752
Eliminations	(42)	—	—	—
Continuing operations	7,436	1,453	806	18,185
Discontinued operations				500
Total				18,685

Geographic Information – 2004

(by country of origin)		Capital
(millions of U.S. dollars)	Revenues	assets(1)	Total assets
United States	6,390	12,476	15,558
Europe	1,045	2,356	3,091
Asia-Pacific	329	215	375
Canada	261	293	423
Other countries	73	124	196
Total	8,098	15,464	19,643

Geographic Information – 2003

(by country of origin)		Capital
(millions of U.S. dollars)	Revenues	assets(1)	Total assets
United States	5,928	11,305	14,827
Europe	972	2,132	2,990
Asia-Pacific	271	199	357
Canada	198	204	313
Other countries	67	121	198
Total	7,436	13,961	18,685

1                  Capital assets include property and equipment, identifiable intangible assets and goodwill.

2                  Corporate and other includes corporate costs and costs associated with the Company’s stock-related compensation expense.

3                  Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 related to asset retirement obligations, with restatement of prior periods. As a result of the restatement, for the year ended December 31, 2003, each of Legal & Regulatory’s, Learning’s and Financial’s Adjusted operating profit reflect an additional charge of $1 million as compared to the previously reported amounts. See Note 2 to the consolidated financial statements.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses Adjusted operating profit to measure the operating performance of its segments. The Company uses this measure because management does not consider amortization of identifiable intangible assets to be a controllable operating cost for purposes of assessing the current performance of its segments. Adjusted operating profit does not have any standardized meaning prescribed by Canadian GAAP.

The following table reconciles Adjusted operating profit per the business segment information to operating profit per the consolidated statement of earnings and retained earnings.

	For the year ended December 31
	2004	2003
Adjusted operating profit	1,627	1,453
Less: Amortization	(286)	(279)
Operating profit	1,341	1,174

Note 26: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended December 31
	2004	2003
Net earnings under Canadian GAAP	1,011	865
Differences in GAAP increasing (decreasing) reported earnings:
Development costs	—	12
Asset retirement obligations	(11)	3
Business combinations	36	15
Related party transactions (notes 22 and 23)	(14)	(55)
Derivative instruments and hedging activities	11	18
Income taxes	(11)	(12)
Equity in net losses of associates, net of tax	(6)	—
Net income under U.S. GAAP	1,016	846
Other comprehensive income:
Foreign currency translation	198	319
Minimum pension liability (net of taxes in 2004 – ($1) million and 2003 – $2 million)	2	(13)
Net unrealized gains on cash flow hedges (net of taxes in 2004 and 2003 – $0 million)	40	52
Other comprehensive income	240	358
Comprehensive income	1,256	1,204
Earnings under U.S. GAAP from continuing operations	855	809
Earnings under U.S. GAAP from discontinued operations	161	37
Net income under U.S. GAAP	1,016	846
Basic earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.30	$1.25
Discontinued operations, net of tax	0.25	0.06
Basic earnings per common share(1)	$1.55	$1.31

(1)          Earnings per common share is calculated after taking into account dividends declared on preference shares and the gain recognized in connection with the redemption of the Series V preference shares. For all periods, basic and diluted earnings per common share were equivalent except for discontinued operations for the year ended December 31, 2004. Diluted earnings per common share for discontinued operations was $0.24, which resulted in total diluted earnings per common share of $1.54 for the year ended December 31, 2004.

	As at December 31
	2004	2003
Shareholders’ equity under Canadian GAAP	9,962	9,193
Differences in GAAP increasing (decreasing) reported shareholders’ equity:
Asset retirement obligations	—	7
Business combinations	(618)	(647)
Minimum pension liability	(50)	(53)
Derivative instruments and hedging activities	18	(33)
Income taxes	155	171
Shareholders’ equity under U.S. GAAP	9,467	8,638

Descriptions of the nature of the reconciling differences are provided below:

Development Costs

Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

Asset Retirement Obligations

Under Canadian GAAP, effective January 1, 2004, as described in Note 2, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of prior periods. The equivalent U.S. GAAP standard was effective January 1, 2003. Because the Company did not consider the impact of this standard to be material for purposes of the reconciliation to U.S. GAAP, this item was not treated as a difference between Canadian and U.S. GAAP in prior periods. The adoption of this standard in Canada reduced the December 31, 2003 balance of shareholders’ equity under Canadian GAAP by $7 million. Under U.S. GAAP, the Company recognized this liability by recording it as a 2004 expense item, consisting of operating expenses of $11 million offset by a tax benefit of $4 million.

The 2003 reconciling items for asset retirement obligations represent the reversals of the Canadian GAAP restatement, as described in Note 2.

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $36 million increase to income (2003 – $15 million) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

The $618 million decrease in shareholders’ equity as of December 31, 2004 (2003 – $647 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above, as well as a gain of $54 million recorded for U.S. GAAP resulting from a 1997 disposal mandated by the U.S. Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a U.S. GAAP basis, goodwill was $8,822 million at December 31, 2004 (2003 – $7,790 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $4,405 million at December 31, 2004 (2003 – $4,003 million).

Related Party Transactions

During the years ended December 31, 2004 and 2003, in accordance with Canadian GAAP, the Company recognized gains on transactions with entities associated with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings but must be reflected as equity transactions. In 2004, the related party transaction was the sale of a wholly-owned subsidiary whose only asset was tax losses to a company controlled by Kenneth R. Thomson which resulted in a gain of $14 million. In 2003, the related party transaction was the sale of the Company’s 20% interest in BGM to a company that is owned by the Thomson family, which resulted in a gain of $55 million.

In accordance with Canadian GAAP, within the consolidated statement of cash flow, these related party transactions were included in cash used in investing activities. Under U.S. GAAP, the cash received would have been classified as a financing activity. For the year ended December 31, 2004, cash used in investing activities would have been $14 million higher, or $1,477 million (2003 – $279 million higher, or $740 million), and cash used in financing activities would have decreased by the same amount to $615 million (2003 – $949 million).

Derivative Instruments and Hedging Activities

Under Canadian GAAP, the fair values of derivative instruments that are treated as hedges are disclosed in the notes to the consolidated financial statements as at and for the year ended December 31, 2004, but not recorded in the consolidated balance sheet. Under U.S. Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Accordingly, under U.S. GAAP as at December 31, 2004, prepaid expenses and other current assets were $5 million lower (2003 – $6 million higher), other non-current assets were $3 million lower (2003 – unchanged), accounts payable and accruals were $1 million higher (2003 – unchanged), long-term debt was $22 million higher (2003 – $37 million higher) and other non-current liabilities were $49 million lower (2003 – $2 million higher) as compared to Canadian GAAP.

Income Taxes

The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders’ equity relates entirely to deferred tax liabilities.

Equity in Net Losses of Associates, net of tax

Under Canadian GAAP, investments in joint ventures are proportionally consolidated. Impairments for long-lived joint venture assets are recognized when the assets are not recoverable. Under U.S. GAAP, investments in joint ventures are accounted for as an equity investment. Impairments for equity investments are recognized when the decline of their fair value below carrying value is considered to be other than temporary. The adjustment relates to a joint venture investment that has long-lived assets that are recoverable, but whose carrying value is greater than its fair value.

Employee Future Benefits

Certain of the Company’s defined benefit pension plans have accumulated benefit obligations in excess of the fair market value of assets available to fund such obligations as of the annual measurement date for those plans. With respect to those plans, U.S. accounting standards require the recognition of an “additional minimum liability” of $50 million (2003 – $53 million), with a corresponding reduction in shareholders’ equity. If, at a subsequent date, the fair market value of the pension assets exceeds the accumulated benefit obligations, the equity adjustment would be reversed. This adjustment has no impact on income or cash flow. Because the concept of an additional minimum liability does not exist in Canadian GAAP, the liability and the reduction in equity resulted in a reconciling item.

The accumulated benefit obligation of funded pension plans that had accumulated benefit obligations that exceeded plan assets at December 31, 2004 was $168 million (2003 – $150 million). These plans had related fair values of plan assets of $161 million (2003 – $113 million).

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses which bypass the traditional income statement and are recorded directly into shareholders’ equity on a U.S. GAAP basis. In 2004 and 2003, the components of other comprehensive income consist of unrealized gains and losses relating to the translation of foreign currency financial statements, minimum pension liabilities, hedging activity and certain investment securities. Accumulated other comprehensive income as at December 31, 2004 was a gain of $434 million (2003 – gain of $194 million).

Note 27: Subsequent Events

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions. Under the terms of the contract, the Company expects to pay Hewitt an aggregate of $115 million over five years. See Note 23.

In January 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company’s customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. See Note 17.

The Thomson Corporation

Six-Year Summary

(unaudited)

The following table includes measurements for Adjusted EBITDA and Adjusted operating profit which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to the consolidated statement of earnings and retained earnings are included in management’s discussion and analysis.

(millions of U.S. dollars)	2004	2003	2002	2001	2000	1999
Revenues
Legal & Regulatory	3,393	3,140	2,958	2,840	2,638	2,389
Learning	2,174	2,052	2,036	1,752	1,429	1,118
Financial	1,738	1,526	1,622	1,704	1,551	1,255
Scientific & Healthcare	836	760	696	617	636	699
Eliminations	(43)	(42)	(42)	(34)	(31)	—
	8,098	7,436	7,270	6,879	6,223	5,461
Adjusted EBITDA(1)
Legal & Regulatory	1,085	980	928	860	778	708
Learning	521	520	465	385	345	258
Financial	476	406	413	400	331	312
Scientific & Healthcare	251	217	189	160	152	145
Corporate and other(2)	(86)	(83)	(57)	(75)	(144)	(101)
	2,247	2,040	1,938	1,730	1,462	1,322
Adjusted operating profit(3)
Legal & Regulatory(4)	882	798	768	713	650	580
Learning(4)	327	336	301	243	218	149
Financial(4)	294	230	244	246	206	209
Scientific & Healthcare	222	186	162	136	124	107
Corporate and other(2)	(98)	(97)	(70)	(75)	(144)	(101)
	1,627	1,453	1,405	1,263	1,054	944

(1)          Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net other income (expense) and equity in losses of associates, net of tax and, in 2000 and 1999, Year 2000 costs.

(2)          Corporate and other includes corporate costs, minority interests and costs associated with the Company’s stock-related compensation expense.

(3)          Adjusted operating profit excludes amortization and restructuring charges and, in 2000 and 1999, Year 2000 costs.

(4)          Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 related to asset retirement obligations, with restatement of prior periods.

Prior year amounts have been restated for discontinued operations and reclassified to conform with the current year’s presentation.

The following table includes measurements for adjusted earnings and adjusted earnings per common share from continuing operations which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statements are included in the management’s discussion and analysis.

(millions of U.S. dollars, except
per common share amounts)	2004	2003	2002	2001	2000	1999
Earnings attributable to common shares(1)	1,008	877	585	741	1,220	531
Basic and diluted earnings per common share(1)	$1.54	$1.34	$0.91	$1.18	$1.96	$0.86
Supplemental information:
Earnings attributable to common shares as above	1,008	877	585	741	1,220	531
Adjust: one-time items, net of tax, resulting from other (income) expense, restructuring charges, Year 2000 costs, and redemption of Series V preference shares	(14)	(87)	39	(206)	2	52
Proportionate share of goodwill impairment recognized by BGM	—	—	67	—	—	—
One-time tax benefits	(41)	(64)	—	—	(105)	—
Earnings from discontinued operations	(148)	(32)	(63)	(103)	(682)	(161)
Effect of new accounting standard(2)	—	—	—	188	143	111
Adjusted earnings from continuing operations	805	694	628	620	578	533
Adjusted basic and diluted earnings per common share from continuing operations	$1.23	$1.06	$0.98	$0.99	$0.93	$0.86

(1)          Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 related to asset retirement obligations, with restatement of prior periods.

(2)          Under CICA Handbook Section 3062, goodwill and identifiable intangible assets with indefinite useful lives are no longer amortized beginning in 2002. This adjustment removes the amortization related to these assets in prior periods.

Board of Directors

David K.R. Thomson

Chairman,

The Thomson Corporation;

Deputy Chairman,

The Woodbridge Company Limited

Member of Finance Committee

Robert D. Daleo

Executive Vice President &

Chief Financial Officer,

The Thomson Corporation

Roger L. Martin

Dean of the Joseph L. Rotman

School of Management,

University of Toronto

Member of Audit Committee

Kenneth R. Thomson

Chairman,

The Woodbridge Company Limited

W. Geoffrey Beattie

Deputy Chairman,

The Thomson Corporation;

President,

The Woodbridge Company Limited

Chairman of Finance Committee;

Member of Corporate Governance

and Human Resources Committees

Steven A. Denning

Chairman,

General Atlantic LLC

Chairman of Human

Resources Committee

Vance K. Opperman

President &

Chief Executive Officer,

Key Investment, Inc.

Chairman of Audit Committee

Peter J. Thomson

Deputy Chairman,

The Woodbridge Company Limited

Richard J. Harrington

President &

Chief Executive Officer,

The Thomson Corporation

John F. Fraser

Corporate Director

Member of Corporate

Governance Committee

David H. Shaffer

Chief Executive Officer,

Thomson Financial

Richard M. Thomson

Corporate Director

Member of Audit and Human

Resources Committees

Ron D. Barbaro

Corporate Director

Member of Audit and Corporate

Governance Committees

V. Maureen Kempston Darkes

Group Vice President,

General Motors Corporation &

President, GM Latin America,

Africa and Middle East

Member of Corporate Governance

and Human Resources Committees

John M. Thompson

Chairman of the Board,

The Toronto-Dominion Bank

Chairman of Corporate

Governance Committee;

Member of Audit Committee

John A. Tory

President,

Thomson Investments Limited

Member of Finance and Human

Resources Committees

Senior Management

Richard J. Harrington

President & Chief Executive Officer,

The Thomson Corporation

Robert C. Cullen

President & Chief Executive Officer,

Thomson Scientific & Healthcare

Robert D. Daleo

Executive Vice President & Chief Financial Officer,

The Thomson Corporation

Brian H. Hall

President & Chief Executive Officer,

Thomson Legal & Regulatory

Brian T. Martin

Senior Vice President,

Corporate Affairs,

The Thomson Corporation

Ronald H. Schlosser

President & Chief Executive Officer,

Thomson Learning

David H. Shaffer

Chief Executive Officer,

Thomson Financial

James C. Smith

Executive Vice President,

Human Resources & Administration,

The Thomson Corporation

Deirdre Stanley

Senior Vice President & General Counsel,

The Thomson Corporation

Corporate Information

Corporate Headquarters

Metro Center

One Station Place

Stamford, Connecticut 06902

United States

tel 203.539.8000

generalinfo@thomson.com

Stock Exchange Listings

Common shares (symbol: TOC):

•  Toronto Stock Exchange (TSX)

•  New York Stock Exchange (NYSE)

Series II preference shares (symbol: TOC.PR.B):

•  Toronto Stock Exchange (TSX)

Capital Stock

Shares outstanding as of December 31, 2004:

Common: 655,131,827

Series II preference: 6,000,000

Controlling shareholder: Kenneth R.Thomson (approximately 69% of common shares)

2005 Financial Calendar

Year end: December 31

Quarterly results: announced on April 26 (Q1), July 27 (Q2) and October 25 (Q3).

Common Share Dividends

At the discretion of the directors. Paid on March 15/ June 15/September 15/December 15 or on the first business day thereafter. Declared in U.S. dollars but can be paid in Canadian dollars or U.K. pounds sterling at the holder’s option (see also Note 15, page 92). Further information is available from the registrar.

Dividend Reinvestment Plan

Eligible common shareholders may elect to have cash dividends reinvested in common shares. Further information is available from the registrar.

Annual and Special Meeting of Shareholders

Wednesday, May 4, 2005, 12:00 p.m. at

Roy Thomson Hall

60 Simcoe Street

Toronto, Ontario, Canada

Transfer Agent and Registrar

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Canada

tel 1.800.564.6253 (U.S., Canada)

tel 514.982.7555 (outside North America)

service@computershare.com

Auditors

PricewaterhouseCoopers LLP

Suite 3000, Box 82

Royal Trust Tower

Toronto-Dominion Centre

Toronto, Ontario M5K 1G8

Canada

Corporate Governance

A statement of our policy with respect to corporate governance is included in the management information circular enclosed with the annual report mailed to shareholders. Our corporate governance guidelines, board committee charters, code of conduct and a summary of the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards, are available in the “Investor Relations” section of our website, www.thomson.com.

Further Information

Please visit www.thomson.com for corporate and management news and more detailed information on individual Thomson businesses, products and services. For investor relations inquiries, call 1.800.969.9974 or e-mail: investor.relations@thomson.com.

Any forward-looking statements about the company’s outlook and prospects contained in this annual report are subject to risks and uncertainties, as described in the “Risk Factors” section of the company’s annual information form and annual report on Form 40-F.

Design: Aegis, Toronto

Photography: Douglas Fogelson, Bill Varle/Corbis, Bill Gallery

Typesetting and prepress: Moveable Inc., Toronto

Printed in Canada

To experience

an interactive version

of this annual report, go to

www.thomson.com

The Thomson Corporation

Metro Center, One Station Place,	Suite 2706, Toronto Dominion Bank Tower,
Stamford, Connecticut 06902 United States	P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1 Canada
Tel 203.539.8000	Tel 416.360.8700